EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
by and among
NASCAR HOLDINGS, INC.
NOVA MERGER SUB, INC.
and
INTERNATIONAL SPEEDWAY CORPORATION
Dated as of May 22, 2019

i

ii

EXHIBITS
Exhibit A    Rollover Shareholders
Exhibit B    Surviving Charter
Exhibit C    Surviving Bylaws

iii

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of May 22, 2019 by and among NASCAR Holdings, Inc., a Florida corporation (“Parent”), Nova Merger Sub, Inc., a Florida corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and International Speedway Corporation, a Florida corporation (the “Company”).
W I T N E S S E T H:
WHEREAS, the parties intend that, subject to the terms and conditions hereinafter set forth, Merger Sub shall merge with and into the Company (the “Merger”), with the Company continuing as the Surviving Corporation (as defined below) in the Merger, on the terms and subject to the conditions of this Agreement and in accordance with the Florida Business Corporation Act (the “FBCA”);
WHEREAS, the board of directors of the Company (the “Company Board”) established a special committee (the “Special Committee”), consisting solely of independent members of the Company Board not affiliated with Parent or its controlling Persons, to, among other things, consider and negotiate this Agreement and the transactions contemplated hereby, including the Merger, and to make a recommendation to the Company Board with respect thereto;
WHEREAS, the Special Committee has determined that it is fair and reasonable to, and in the best interests of the Company and the Public Shareholders (as defined below) to enter into this Agreement with Parent and Merger Sub providing for the Merger and the other transactions contemplated hereby, in each case, in accordance with the FBCA;
WHEREAS, the Company Board, based on the recommendation of the Special Committee, at a meeting thereof duly called and held, has (a) approved and adopted this Agreement, the Merger and the other transactions contemplated by this Agreement, (b) declared that it is fair and reasonable to and in the best interests of the Company and the Public Shareholders that the Company enter into this Agreement and consummate the Merger on the terms and subject to the conditions set forth in this Agreement, (c) directed that this Agreement be submitted for approval by the shareholders of the Company, and (d) resolved to recommend to the shareholders of the Company that they approve this Agreement;
WHEREAS, a majority of the “disinterested directors” of the Company Board (as such term is used in Section 607.0901 of the FBCA) have approved and adopted this Agreement, the Merger and the other transactions contemplated by this Agreement, on the terms and subject to the conditions set forth in this Agreement;
WHEREAS, in the Merger, upon the terms and subject to the conditions of this Agreement, each share of Company Common Stock (as defined below), other than Excluded Shares and Dissenting Shares (each as defined below), will be converted into the right to receive $45.00 per share in cash, without interest;

WHEREAS, the Lenders (as defined below) have executed and delivered the Financing Commitments (as defined below);
WHEREAS, each of the shareholders of the Company listed on Exhibit A (the “Rollover Shareholders”) has entered into a letter agreement, dated as of the date hereof (the “Rollover Letter Agreement”), with Parent, pursuant to which such shareholder, prior to the Effective Time (as defined below), agrees to transfer or cause to be transferred, directly or indirectly (including through transfers of the equity interests of certain of such Rollover Shareholders to Parent or to a newly formed holding company (which in turn will cause the applicable Rollover Shares held by such Rollover Shareholders to be transferred through tiers of wholly owned Subsidiaries to Parent)) the number of shares of Company Common Stock set forth opposite such Rollover Shareholder’s name on Exhibit A (which number includes, as of the date hereof, a number of Company Restricted Shares that vest in full prior to the Effective Time pursuant to the terms hereof or otherwise, and which number may be updated prior to the Effective Time to reflect any new grants as well as the number of shares of Company Common Stock withheld, if any, in respect of applicable withholding Taxes and other applicable deductions in connection with the vesting of such Company Restricted Shares) (collectively, the “Rollover Shares”, and the transactions effecting such transfers of the Rollover Shares to Parent, collectively the “Rollover Share Transfers”); and
WHEREAS, (a) the board of directors of each of Parent and Merger Sub has (i) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are fair and reasonable to, and in the best interests of, Parent and Merger Sub, respectively, and (ii) approved and adopted this Agreement and the transactions contemplated by this Agreement, including the Merger, and (b) the board of directors of Merger Sub has (i) recommended the approval of this Agreement by the sole shareholder of Merger Sub, and (ii) directed that this Agreement be submitted to the sole shareholder of Merger Sub for approval.
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and subject to the conditions set forth herein, the Parties hereby agree as follows:
ARTICLE I

DEFINITIONS AND TERMS
Section 1.01    Definitions. In this Agreement the following terms have the following meanings:
“Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company and a Person making an Acquisition Proposal, and entered into in accordance with Section 5.04 and on terms and conditions that are customary for confidentiality agreements executed in similar circumstances.
“Acquisition Proposal” means any inquiry, proposal, indication of interest or offer, whether written or oral, from any Person (other than Parent and its Affiliates) relating to (a) any direct or indirect acquisition, purchase, lease or other transfer, in a single transaction or a series of related transactions, of (i) securities of the Company constituting ten percent (10%) or more of the aggregate voting power or the outstanding equity securities of the Company or (ii) assets, properties or businesses of the Company and the Company Subsidiaries that constitute or generate ten percent (10%) or more of the total assets, consolidated revenues or net income of the Company and the Company Subsidiaries, taken as a whole (including by means of the acquisition or other transfer of equity securities of the Company Subsidiaries), (b) any tender offer (including a self-tender), exchange offer or similar transaction that, if consummated, would result in any Person (other than Parent and its Affiliates) having beneficial ownership of, directly or indirectly, ten percent (10%) or more of the aggregate outstanding equity securities of the Company or any of the Company Subsidiaries, (c) any merger, consolidation, amalgamation, business combination, or any combination of the foregoing, any recapitalization, liquidation, dissolution, share exchange or similar transaction involving the Company or any Company Subsidiary, other than, in each case, the transactions contemplated by this Agreement or (d) any reorganization or other transaction having a similar effect to those described in clauses (a) through (c); provided that, for the avoidance of doubt, all references to “Person” in this definition shall include any “group” as defined pursuant to Section 13(d) of the Exchange Act.
“Action” means any actual or pending action, claim, suit, investigation, litigation, administrative action or dispute, arbitration or proceeding by or before any Governmental Entity.
“Adverse Company Recommendation” has the meaning set forth in Section 5.04(d).
“Affiliate” means, with respect to any Person, any other Person that directly or indirectly Controls, is Controlled by or is under common Control with, such Person; provided, that (a) Parent and its Affiliates (other than the Company and the Company Subsidiaries) shall not be deemed to be Affiliates of the Company and the Company Subsidiaries and (b) the Company and the Company Subsidiaries shall not be deemed to be Affiliates of Parent and its Affiliates (other than the Company and the Company Subsidiaries), in each case, for any purpose hereunder.
“Agreement” has the meaning set forth in the Preamble.
“Alternate Terms and Conditions” has the meaning set forth in Section 5.13(b).
“Articles of Merger” has the meaning set forth in Section 2.02.
“Bank Memorandum Information” has the meaning set forth in Section 5.13(c)(ix).
“Benefit Plan” means each deferred compensation and each bonus or other incentive compensation, stock option and other equity compensation plan, program, agreement or arrangement; each severance or termination pay, medical, surgical, hospitalization, life insurance and other “welfare” plan, fund or program (within the meaning of section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)); each profit-sharing, stock bonus or other “pension” plan, fund or program (within the meaning of section 3(2) of ERISA); each employment, termination or severance agreement; and each other material employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by the Company or any of the Company Subsidiaries for the benefit of their respective directors, employees or former employees of the Company or any of the Company Subsidiaries.
“Book-Entry Shares” has the meaning set forth in Section 2.07(b).
“Business Day” means any day other than Saturday, Sunday or a day on which commercial banking institutions in New York, New York are authorized or required by Law to close.
“Certificates” has the meaning set forth in Section 2.07(b).
“Claim” has the meaning set forth in Section 5.09(d).
“Class A Common Stock” means the Class A common stock, par value $0.01 per share, of the Company.
“Class B Common Stock” means the Class B common stock, par value $0.01 per share, of the Company.
“Closing” has the meaning set forth in Section 2.03.
“Closing Date” has the meaning set forth in Section 2.03.
“Code” means the U.S. Internal Revenue Code of 1986, as amended.
“Company Common Stock” means the Class A Common Stock and Class B Common Stock.
“Company” has the meaning set forth in the Preamble.
“Company Board” has the meaning set forth in the Recitals.
“Company Disclosure Schedule” has the meaning set forth in the preamble of ARTICLE III.
“Company Employee” means an employee of the Company or any of the Company Subsidiaries.
“Company Equity Awards” means all Company Options and Company Restricted Shares.
“Company IP” has the meaning set forth in Section 3.12(a).
“Company Leases” has the meaning set forth in Section 3.18(b).
“Company Notice Period” has the meaning set forth in Section 5.04(e)(ii)(B).
“Company Option” means an award of an option to purchase shares of Company Common Stock granted pursuant to a Company Stock Plan.
“Company Real Property” has the meaning set forth in Section 3.18(b).

“Company Recommendation” has the meaning set forth in Section 3.04(c).
“Company Related Party” means each of (i) the Company and the Company Subsidiaries, (ii) the former, current and future holders of any equity, partnership or limited liability company interest, controlling Persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, shareholders or assignees of the Company or the Company Subsidiaries and (iii) any future holders of any equity, partnership or limited liability company interest, controlling Persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, shareholders or assignees of any of the foregoing.
“Company Restricted Share” means a restricted share of Company Common Stock, subject to forfeiture, granted pursuant to a Company Stock Plan.
“Company Shareholders’ Meeting” has the meaning set forth in Section 5.03.
“Company Stock Plans” means the Company’s 1996 Long-Term Stock Incentive Plan, 2006 Long-Term Incentive Plan and 2017 Long-Term Incentive Plan and any other equity-based compensation plan or arrangement, as amended, sponsored or maintained by the Company or any Company Subsidiary for the benefit of the Company’s employees or pursuant to which the Company or any of the Company Subsidiaries has obligations.
“Company Subsidiaries” has the meaning set forth in Section 3.03(a).
“Company Title Insurance Policies” shall mean title insurance or valid marked-up title commitments evidencing title insurance with respect to a Company Real Property.
“Competition Law” means the Sherman Act of 1890, as amended, the Clayton Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable state, foreign or supranational antitrust Laws and all other applicable competition, antitrust, merger control or investment Laws issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or lessening of competition through merger or acquisition or restraint of trade.
“Consolidated Interest Charges” means, for any period, for any person and its subsidiaries on a consolidated basis, the sum of all interest, premium payments, debt discount, fees, charges and related expenses of such person and its subsidiaries in connection with borrowed money (including capitalized interest) or in connection with the deferred purchase price of assets, in each case to the extent treated as interest in accordance with GAAP.
“Consolidated Net Income” means, for any period, for any person and its subsidiaries on a consolidated basis, the net income of such person and its subsidiaries (excluding extraordinary gains and extraordinary losses) for that period as determined in accordance with GAAP.
“Contract” means any contract, license, lease, commitment, arrangement, purchase or sale order, undertaking, understanding or other agreement, whether written or oral, but excluding any Benefit Plan.

“Control” means the power to direct or cause the direction of management or policies of a Person, directly or indirectly, whether through the ownership of voting securities, by Contract or otherwise.
“Covered Person” has the meaning set forth in Section 5.09(a).
“Credit Agreement” means that certain Second Amended and Restated Revolving Credit Agreement, dated as of September 27, 2016, by and among the Company, the several banks and other financial institutions and lenders from time to time party thereto, and Wells Fargo Bank, N.A. as administrative agent.
“Debt Commitment Letter” has the meaning set forth in Section 4.05.
“Debt Financing” has the meaning set forth in Section 4.05.
“Designated Individual” means the individuals listed on Section 1.01 of the Parent Disclosure Schedule.
“Dissenting Shares” has the meaning set forth in Section 2.06(a).
“EBITDA” means, solely for purposes of Section 5.05, with respect to any person, for any period, an amount equal to Consolidated Net Income for such period plus (a) the following to the extent deducted in calculating such Consolidated Net Income: (i) Consolidated Interest Charges for such period, (ii) the provision for federal, state, local and foreign income taxes payable by the such person and its Subsidiaries for such period, (iii) depreciation and amortization expense and (iv) other non-recurring expenses of such person and its Subsidiaries reducing such Consolidated Net Income which do not represent a cash item in such period or any future period and minus (b) the following to the extent included in calculating such Consolidated Net Income: (i) federal, state, local and foreign income tax credits of such person and its Subsidiaries for such period and (ii) all non-cash items increasing Consolidated Net Income for such period.  Notwithstanding anything herein to the contrary, when determining whether any action set forth in Section 5.05 would, individually or in the aggregate, be reasonably likely to result in a material impact to Surviving Corporation’s or Parent’s EBITDA, (i) impacts on the EBITDA of Surviving Corporation or Parent due to synergies expect to be realized from the Merger will be taken into account and (ii) impacts on Parent, the Company or any of their respective Subsidiaries will be aggregated.
“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.
“Effective Time” has the meaning set forth in Section 2.02.
“Environmental Law” means any and all applicable Laws relating to (i) pollution, (ii) the protection of the environment (including ambient air, indoor air, surface water, groundwater, soil, substrata or land), human health, flora, fauna, or natural resources, (iii) exposure of any individual to Hazardous Substances or (iv) otherwise relating to the production, use, emission, storage, treatment, transportation, recycling, disposal, discharge, release or other handling of any Hazardous Substances or the investigation, cleanup, removal or other remediation thereof.
“ERISA” has the meaning set forth in the definition of Benefit Plan.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder from time to time.
“Exchange Fund” has the meaning set forth in Section 2.07(a).
“Excluded Shares” has the meaning set forth in Section 2.05(b)(ii).
“Existing Credit Facility Termination” has the meaning set forth in Section 5.14.
“FBCA” has the meaning set forth in the Recitals.
“FCC” means the Federal Communications Commission, any bureau or division thereof acting on delegated authority or any successor agency.
“FCC Applications” has the meaning set forth in Section 3.06(b).
“FCC Approvals” has the meaning set forth in Section 6.03(e).
“Fee Letter” has the meaning set forth in Section 4.05.
“Filing” has the meaning set forth in Section 3.06(b).
“Final Order” means action by the FCC (including action duly taken by the FCC's staff pursuant to delegated authority) (a) which has not been vacated, reversed, stayed, set aside, annulled or suspended, (b) with respect to which no appeal, request for stay, or petition for rehearing, reconsideration or review by any court or administrative agency or by the FCC is pending, and (c) as to which the time for filing any such appeal, request, petition, or similar document for rehearing, reconsideration or review has expired (or if any such appeal, request, petition or similar document has been filed, the FCC action has been upheld in a proceeding pursuant thereto and no additional rehearing, review or reconsideration may be sought).
“Financing” has the meaning set forth in Section 4.05.
“Financing Commitments” has the meaning set forth in Section 4.05.
“Financing Sources” means any Person, other than Parent, the Rollover Shareholders or any of their respective Affiliates, that committed, as evidenced in the Debt Commitment Letter, to provide or otherwise enter into agreements in connection with the Debt Financing proposed to be provided to Parent or any of its Subsidiaries (including Merger Sub) in connection with the transactions contemplated hereby, including the Lenders, agents, bookrunners and arrangers of any Financing and lenders, agents, bookrunners and arrangers of any alternative financing, together with their respective former, current and future holders of any equity, partnership or limited liability company interests, officers, employees, directors, consultants, Affiliates (including underwriters, placement agents and initial purchasers), affiliated (or commonly advised) funds, partners (general or limited), shareholders, managers, members, controlling parties, limited partners, attorneys, agents, advisors, accountants, and representatives and any successors or assigns of the foregoing, including any successors or assigns via joinder agreements or credit agreements relating thereto.
“GAAP” means accounting principles and practices generally accepted in the United States.
“General Shareholder Vote” has the meaning set forth in Section 3.04(a).
“Governmental Entity” means (a) any federal, state, local, municipal, foreign or international government or governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, public or private arbitrator or arbitral body or any body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature; (b) any self-regulatory organization or (c) any subdivision of any of the foregoing.
“Hazardous Substance” shall mean any substance, material or waste that is characterized or regulated under any Environmental Law as “hazardous,” “toxic,” or “carcinogenic” or as a “pollutant” or “contaminant,” or words of similar meaning or effect, including petroleum and petroleum products, polychlorinated biphenyls, mold, urea formaldehyde, radon gas, radioactive materials and asbestos.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“Indebtedness” means, as to a Person (which term shall include any of its Subsidiaries for purposes of this definition of Indebtedness), without duplication, (i) indebtedness of such Person for borrowed money and obligations of such Person evidenced by bonds, debentures, notes or other similar instruments for the payment of which such Person is liable, (ii) obligations or liabilities of such Person under or in connection with letters of credit or bankers’ acceptances or similar items; provided, however, that undrawn amounts shall not be treated as outstanding Indebtedness until drawn, (iii) that portion of obligations with respect to capital leases that is properly classified as a long term liability on a balance sheet in conformity with GAAP as in effect as of the date hereof, (iv) all obligations of such Person under interest rate or currency swap transactions, (v) obligations under direct or indirect guarantees in respect of, and obligations (contingent or otherwise) to purchase or otherwise acquire, or otherwise to assure a creditor against loss in respect of, Indebtedness or obligations of others of the kinds referred to in clauses (i) through (iv) above and (vi) all obligations of the type referred to in clauses (i) through (v) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by the Person or any of its Subsidiaries).
“Inquiry” has the meaning set forth in Section 5.04(c).

“Intellectual Property” means all foreign and domestic: (a) trademarks, service marks, brand names, corporate names, Internet domain names, social media handles and accounts, logos, symbols, trade dress, trade names, and all other source indicators and all goodwill associated therewith and symbolized thereby; (b) patents and proprietary inventions and discoveries; (c) confidential and proprietary information, trade secrets and know-how, (including ideas, proprietary processes, formulae, models, data collections, and methodologies, and including individual and/or compilation trade secrets); (d) registered and unregistered copyrights, software and works of authorship in any media; (e) computer programs, computer models, data, tools, algorithms, processes, methodologies, inventions, discoveries, improvements, technology and technical data, whether patentable or not or otherwise protectable; (f) moral rights, rights of attribution, rights of privacy, rights of publicity, and all other intellectual property, proprietary and intangible rights; and (g) all applications and registrations, invention disclosures, and extensions, revisions, restorations, substitutions, modifications, renewals, divisions, continuations, continuations-in-part, reissues and re-examinations related to any of the foregoing.
“Intervening Event” means any material fact, event, change, development or circumstance occurring or arising after the date hereof that was not known or reasonably foreseeable by the Company Board (other than any such fact, event, change, development or circumstance that was actually known by any Designated Individual) or the Special Committee as of the date hereof and did not result from a breach of this Agreement by the Company, which material fact, event, change, development or circumstance becomes known to the Special Committee and the Company Board prior to the Required Shareholder Vote and that affects, or would reasonably be likely to affect, in a material manner the business, assets, properties, liabilities, results of operations or financial condition of the Company and the Company Subsidiaries, taken as a whole; provided that, in no event shall (i) the receipt, existence or terms of an Acquisition Proposal, or any Inquiry, indication of interest, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or the consequences thereof (ii) any change in the price or trading volume of Company Common Stock or (iii) the Company meeting, failing to meet or exceeding published or unpublished revenue or earnings projections, in any case, constitute an Intervening Event; provided, further, that, in the case of the preceding clauses (ii) and (iii), the facts, events, changes, developments or circumstances giving rise to or contributing to such matters may be taken into account in determining whether there has been an Intervening Event to the extent not otherwise excluded.
“Investment Company Act” means the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder from time to time.
“IT Systems” has the meaning set forth in Section 3.21(a).
“Judgment” means any judgment, order, stipulation, determination, award, writ, injunction or decree entered by or with any Governmental Entity.
“Key Employee” means a Company Employee with the title of Business Unit President or above.
“Knowledge” means, with respect to the Company, the knowledge of the individuals listed on Section 1.01 of the Company Disclosure Schedule after reasonable inquiry and, with respect to

Parent, the knowledge of the individuals listed on Section 1.02 of the Parent Disclosure Schedule after reasonable inquiry.
“Law” means any applicable federal, state, local, municipal, foreign or other law, statute, common law, ordinance, code, rule, Judgment, directive, Permit, regulation or other requirement having the force of law.
“Leased Real Property” has the meaning set forth in Section 3.18(b).
“Lenders” has the meaning set forth in Section 4.05.
“Liabilities” means any liabilities or obligations of any kind, whether accrued, contingent, known or unknown, absolute, inchoate or otherwise.
“Lien” means any mortgage, deed of trust, pledge, lien, license, charge, restriction, claim, option to purchase, security interest, lease, sublease, covenant, right of way, easement, encroachment, right, option, conditional sale or other title retention, right of first refusal or other encumbrance of any nature whatsoever (other than Liens for or with respect to Taxes that are not yet due and payable or delinquent), including any restriction on use, transfer, voting or other exercise of any attributes of ownership.
“Marketing Period” means the first period of twenty (20) consecutive Business Days commencing after the date of this Agreement and throughout which Parent has the Required Financing Information and the Bank Memorandum Information; provided that (x) July 5, 2019 and November 22, 2019 shall not be included as “Business Days” for such purpose, (y) if such period has not ended prior to August 16, 2019, then it will not commence until on or after September 3, 2019 and (z) if such period has not ended prior to December 20, 2019, then it will not commence until on or after January 6, 2020; provided, further, that the Marketing Period shall not be deemed to have commenced if, prior to the completion of such twenty (20) consecutive Business Day period, (A) Ernst & Young LLP shall have withdrawn or qualified, or advised the Company in writing that it intends to withdraw or qualify, its audit opinion with respect to any year end audited financial statements used to generate the Required Financing Information, in which case the Marketing Period shall be deemed not to commence at the earliest unless and until Ernst & Young LLP or another nationally recognized independent accounting firm has delivered an unqualified audit opinion with respect to such financial statements, (B) any of the financial information included in the Required Financing Information shall have been restated, amended or qualified, the Company or any of the Company Subsidiaries shall have publicly announced, or the Company or the Company Board has determined, that a restatement of any financial information included in the Required Financing Information is required, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the Required Financing Information has been amended to reflect such restatement or (C) such Required Financing Information or Bank Memorandum Information contains an untrue statement of material fact or omits to state any material facts necessary in order to make the statements contained in the Required Financing Information, taken as a whole, in light of the circumstances under which they were made, not misleading, at any point throughout such period; provided, further, that notwithstanding the foregoing the Marketing Period shall end on any earlier date that is the date on which the proceeds of the Debt Financing are obtained. If the Company in good faith reasonably believes that it has provided the Required Financing Information and the Bank Memorandum Information in connection with the commencement of the Marketing Period, it may deliver to Parent a written notice to that effect (with such notice stating when the Company believes it completed such delivery), in which case the Company shall be deemed to have delivered the Required Financing Information and the Bank Memorandum Information at the time of delivery set forth in such notice unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Financing Information and Bank Memorandum Information and, within five (5) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (with such notice stating with reasonable specificity which Required Financing Information or Bank Memorandum Information the Company has not delivered).
“Material Adverse Effect” means any change, development, effect, circumstance, state of facts or event that, individually or in the aggregate, (a) has had or would reasonably be expected to have a material adverse effect on the operations, business, assets, properties, Liabilities or condition (financial or otherwise) of the Company and the Company Subsidiaries taken as a whole; provided, that with respect to this clause (a) the term “Material Adverse Effect” shall not include any such change, development, effect, circumstance, state of facts or event relating to or arising from (i) changes in the economy or financial markets generally, (ii) the occurrence, escalation, outbreak or worsening of any war, acts of terrorism or military conflicts, (iii) changes in the economic, business, financial or regulatory environment generally affecting the industries in which the Company and the Company Subsidiaries operate, (iv) changes in any applicable Laws or applicable accounting regulations (including GAAP), (v) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters, (vi) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings, or other financial performance or results of operations, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such failure to the extent not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect), (vii) the announcement of the execution of this Agreement and the transactions contemplated hereby (provided, that if any of the foregoing result in a breach of Section 3.06(a), the changes, developments, effects, circumstances, state of facts or events that result from, arise out of or relate to such breach shall not be disregarded when determining whether a Material Adverse Effect has occurred), (viii) any action taken by the Company or any Company Subsidiary which is expressly required by this Agreement or (ix) any action or omission taken by or which has been specifically directed by Parent; provided, however, that, with respect to clauses (i) through (v), effects resulting from any change, development, effect, circumstance, state of facts or event to the extent it has had or would reasonably be expected to have a disproportionate adverse effect on the Company or any Company Subsidiary relative to other participants in the industries in which the Company or the Company Subsidiaries operate will be considered for purposes of determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur, or (b) prevents or materially impairs the ability of the Company to perform its obligations under this Agreement or to consummate the Merger on or prior to the Outside Date.

“Material Contract” has the meaning set forth in Section 3.13(a).
“Merger” has the meaning set forth in the Recitals.
“Merger Amounts” has the meaning set forth in Section 4.05.
“Merger Sub Common Stock” has the meaning set forth in Section 2.05(a).
“Merger Consideration” has the meaning set forth in Section 2.05(b)(i).
“Merger Sub” has the meaning set forth in the Preamble.
“Nasdaq” means the Nasdaq Stock Market LLC.
“Non-Disclosure Agreement” means the Non-Disclosure Agreement, dated as of January 11, 2019, by and between the Company and Parent.
“Non-Party Entities” has the meaning set forth in Section 8.13.
“Notes Amendments” has the meaning set forth in Section 5.14.
“Notice of Intervening Event” has the meaning set forth in Section 5.04(e)(i)(A).
“Notice of Superior Proposal” has the meaning set forth in Section 5.04(e)(ii)(B).
“Order” means any order, judgment, award, decision, decree, injunction, ruling writ or assessment of any Governmental Entity (whether temporary, preliminary or permanent).
“Other Interests” has the meaning set forth in Section 3.03(a).
“Outside Date” has the meaning set forth in Section 7.01(b)(i).
“Owned Real Property” has the meaning set forth in Section 3.18(a).
“Parent” has the meaning set forth in the Preamble.
“Parent Disclosure Schedule” has the meaning set forth in the preamble of ARTICLE IV.
“Parent Expenses” has the meaning set forth in Section 7.03(c).
“Parent Related Party” means each of (i) Parent and Merger Sub, (ii) the former, current and future holders of any equity, partnership or limited liability company interest, controlling Persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, shareholders or assignees of Parent and/or Merger Sub and (iii) any future holders of any equity, partnership or limited liability company interest, controlling Persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, shareholders or assignees of any of the foregoing.

“Parent Termination Fee” has the meaning set forth in Section 7.03(b).
“Party” means each party to this Agreement.
“PATRIOT Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001 and the regulations promulgated thereunder.
“Paying Agent” has the meaning set forth in Section 2.07(a).
“Payoff Letter” has the meaning set forth in Section 5.14.
“Permits” has the meaning set forth in Section 3.10(b).
“Permitted Liens” means (a) any Liens for Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP in the SEC Documents, (b) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, workmen’s, landlords’ or other similar Liens, (c) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (d) Liens that do not, individually or in the aggregate, materially impair the continued use or operation of the property to which they relate or the conduct of the business of the Company and the Company Subsidiaries as conducted on the date of this Agreement, (e) statutory Liens arising by operation of Law with respect to a liability incurred in the ordinary course of business and which is not yet due and payable or which is being contested in good faith and by appropriate proceedings and (f) easements, rights of way or other similar matters or restrictions or exclusions that would be shown by a current survey title report or other similar report.
“Person” means any individual, corporation, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.
“Personal Data” means (i) any information, that, alone or in combination with other information, allows the identification of a living individual, (ii) “Personal Data” as that term is defined in Article 4 of the General Data Protection Regulation and any national implementing Laws, in each case following the implementation date, (iii) all rules and regulations issued under any of the foregoing and (iv) “personally identifiable information” or a substantially similar term under any privacy or data security Law in any jurisdiction applicable to the processing of that Personal Data (including, but not limited to, IP address, name, address, telephone number, email address, social security number, bank account number, driver’s license number, credit card number, credit history and criminal history).
“Premium Cap” has the meaning set forth in 5.09(c).
“Preferred Stock” has the meaning set forth in Section 3.02(a).

“Privacy and Information Security Requirements” means (a) all applicable Laws relating to the collection, processing, security, protection, privacy, storage, use, disclosure, retention or transfer of Personal Data, and (b) all Contracts related to the Company products and services to which Company or any of the Company Subsidiaries is a party or is otherwise bound that relate to the collection, processing, security, protection, privacy, storage, use, disclosure, retention or transfer of Personal Data.
“Proxy Statement” has the meaning set forth in Section 5.02(a).
“Public Shareholder Vote” has the meaning set forth in Section 3.04(a).
“Public Shareholders” means all of the holders of outstanding shares of Company Common Stock, excluding (i) Parent and its Affiliates, (ii) the Rollover Shareholders and their respective Affiliates, and (iii) the directors and officers (and certain entities related thereto) of the Company set forth on Schedule I. For purposes of this definition only, the Rollover Shareholders shall also include each immediate family member (as defined in Item 404 of Regulation S-K) of any Rollover Shareholder and any trust or other entity (other than the Company) in which any Rollover Shareholder or any such immediate family member thereof holds (or in which more than one of such individuals collectively hold), beneficially or otherwise, a material voting, proprietary, equity or other financial interest.
“Related Party Agreement” means any Contract between the Company or any Company Subsidiary, on the one hand, and any individual who has the meaning ascribed to “related person” under Item 404 of Regulation S-K, on the other hand.
“Representatives” has the meaning set forth in Section 5.04(a).
“Required Financing Information” means, with respect to the Marketing Period, (A) the financial information with respect to the Company specified in Section 4(A) and 4(B) of Exhibit B-1 to the Debt Commitment Letter as in effect as of the date hereof and (B) (ii) all financial and related information relating to the Company and its Subsidiaries that is necessary to permit Parent and Merger Sub to prepare the information described in Paragraph 4(C) of Exhibit B-1 to the Commitment Letter as in effect as of the date hereof, in each case, with references in Section 4 of Exhibit B-1 to the Commitment Letter being deemed, for purposes this definition, to refer to the first day of such Marketing Period.
“Required Shareholder Vote” has the meaning set forth in Section 3.04(a).
“Rollover Letter Agreement” has the meaning set forth in the Recitals.
“Rollover Shareholders” has the meaning set forth in the Recitals.
“Rollover Share Transfers” has the meaning set forth in the Recitals.
“Rollover Shares” has the meaning set forth in the Recitals.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations of the SEC promulgated thereunder from time to time.
“Schedule 13E-3” has the meaning set forth in Section 5.02(c).
“SEC” means the U.S. Securities and Exchange Commission, and any successor or replacement entity.
“SEC Documents” has the meaning set forth in Section 3.07(a).
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder from time to time.
“Senior Unsecured Notes” means the Company’s (i) 4.63% Series 2011A Senior Notes due January 18, 2021 and (ii) 3.95% Series 2012A Senior Notes due September 13, 2024.
“Special Committee” has the meaning set forth in the Recitals.
“Special Committee Financial Advisor” has the meaning set forth in Section 3.05.
“Subsidiary” means, with respect to any Person, any corporation, general or limited partnership, limited liability company, joint venture or other entity (i) that is consolidated with such Person for purposes of financial reporting under GAAP or (ii) in which such Person (a) owns, directly or indirectly, more than fifty percent (50%) of the outstanding voting securities, equity securities, profits interest or capital interest, (b) is entitled to elect more than one-half of the board of directors or similar governing body or (c) in the case of a limited partnership or limited liability company, is a general partner or managing member and has the power to direct the policies, management and affairs of such entity, respectively; provided, that the Company and the Company Subsidiaries shall not be deemed to be Subsidiaries of Parent or its shareholders for any purpose hereunder prior to the Closing.
“Subsidiary Guaranty” means the Second Amended and Restated Subsidiary Guaranty Agreement, dated as of September 27, 2016, by and among the Company, Wells Fargo Bank, N.A., as administrative agent, and the other parties thereto.
“Superior Proposal” means a bona fide Acquisition Proposal made in writing and not solicited in violation of Section 5.04 that each of the Company Board and the Special Committee has determined (after consultation with their respective outside legal counsel and financial advisor) in its good faith judgment, taking into account all legal, financial and regulatory aspects of the proposal and the identity of the Person making the proposal (including any conditions relating to financing, shareholder approval, regulatory approvals or other events or circumstances beyond the control of the party invoking the condition), (a) is reasonably likely to be consummated in accordance with its terms, (b) to the extent financing is required, such financing is then fully committed, (c) if consummated, would result in a transaction more favorable to the Public Shareholders from a financial point of view (including the effect of any termination fee or provision relating to the reimbursement of expenses) than the transaction contemplated by this Agreement (after taking into account any revisions to the terms of the transaction contemplated by Section 5.04(e) of this Agreement and the time likely to be required to consummate such Acquisition Proposal) and (d) is otherwise on terms that the Company Board and the Special Committee has determined to be superior to the transaction contemplated hereby, including the Merger; provided that, for purposes of this definition of Superior Proposal only, each reference to “ten percent (10%) or more” in the definition of “Acquisition Proposal” shall be replaced with a reference to “seventy-five percent (75%) or more”.
“Surviving Bylaws” has the meaning set forth in Section 2.04(b).
“Surviving Charter” has the meaning set forth in Section 2.04(a).
“Surviving Corporation” has the meaning set forth in Section 2.01.
“Tax” means any and all federal, state, local, foreign or other taxes, charges, fees, duties, levies, or other assessments of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including any income, profits, franchise, gross receipts, environmental, customs duties, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy, license, estimated, real property, personal property, unclaimed property, escheat, windfall profits, occupation, premium, social security (or similar), workers’ compensation, transfer, registration, alternative or add-on minimum, or other tax, charge, fee, levy or assessment of any kind.
“Tax Return” means any return, report, certificate, form or similar statement or document (including any related or supporting information or schedule attached thereto and any information return, amended return, claim for refund or declaration of estimated Tax) supplied to or filed with, or required to be supplied to or filed with, a Governmental Entity in connection with the determination, assessment or collection of any Tax or the administration of any Laws, regulations or administrative requirements relating to any Tax.
“Termination Fee” has the meaning set forth in Section 7.03(a).
Section 1.02    Interpretations.
(a)    The Parties have participated jointly in the negotiation and drafting of this Agreement; consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.
(b)    The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neutral genders of such term.
(c)    References to “$” or “dollars” shall refer to U.S. dollars unless specified otherwise.

(d)    References herein to a specific Section, Subsection, Recitals, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement.
(e)    the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation.”
(f)    References herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part, and as in effect from time to time, and also to all rules and regulations promulgated thereunder unless such reference is to a Law in existence as of a specified date.
(g)    References herein to any Contract mean such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof, other than for purposes of the Company Disclosure Schedule.
(h)    References herein to any Person are also to its permitted successors and assigns, including, for the avoidance of doubt, any limited liability company into which Parent may merge or convert under applicable Law in connection with the Closing; provided that, for the further avoidance of doubt, any such successor or assign (whether by merger or conversion) shall, to the extent the obligations of Parent set forth in this Agreement are not otherwise transferred and assumed by such successor or assign by operation of law or otherwise, as a condition precedent to any such transaction, expressly assume the obligations of Parent set forth in this Agreement.
(i)    The headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the Parties hereunder or the meaning and interpretation of this Agreement.
(j)    If the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day.
(k)    References herein to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement.”
(l)    The terms “or,” “any” and “either” shall not be exclusive.
(m)    The words “hereof,” “herein,” “hereto” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.
(n)    Except where the context otherwise requires in ARTICLE III and ARTICLE IV, the word “will” shall be construed to have the same meaning and effect as the word “shall”.
(o)    references to documents or information being “made available”, “provided” or “delivered” shall include any and all information filed publicly with the SEC at least forty-eight (48) hours prior to the date hereof and documents and information that was posted and made accessible to Parent or any of its Representatives at least forty-eight (48) hours prior to the date hereof in the online data room maintained by the Company and its Representatives in connection with the transactions contemplated hereby; provided that, if, prior to the Closing, such online data room is closed or Parent is no longer granted access to such online data room, the Company shall provide Parent with a CD-ROM including the contents of such online data room.
ARTICLE II

THE MERGER
Section 2.01    The Merger. At the Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the FBCA, Merger Sub will be merged with and into the Company, the separate corporate existence of Merger Sub will cease, the Company will continue its corporate existence under the FBCA as the surviving corporation (the “Surviving Corporation”) and the Surviving Corporation will become a wholly-owned Subsidiary of Parent. The Merger will have the effects set forth in the FBCA, this Agreement and the Articles of Merger. From and after the Effective Time, the Surviving Corporation will possess all of the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Sub, all as provided in the FBCA.
Section 2.02    Effective Time. As soon as practicable on the Closing Date, Merger Sub and the Company shall cause an articles of merger (the “Articles of Merger”) to be executed, signed, acknowledged and filed with the Department of State of the State of Florida in such form as is required by the relevant provisions of the FBCA, and shall make all other deliveries, filings or recordings required by the FBCA in connection with the Merger. The Merger shall become effective when the Articles of Merger has been duly filed with the Department of State of the State of Florida in accordance with the FBCA or at such other subsequent date or time as Parent and the Company may agree and specify in the Articles of Merger in accordance with the FBCA (the “Effective Time”).
Section 2.03    Closing. Unless otherwise agreed by the Parties in writing or unless this Agreement has been terminated in accordance with ARTICLE VII, the closing of the Merger (the “Closing”) will take place by the exchange of documents by facsimile, PDF or other electronic means as promptly as practicable (but in no event later than the second (2nd) Business Day) after the satisfaction or waiver (to the extent permitted by this Agreement and applicable Law) of the conditions (other than conditions that by their nature are to be satisfied at the Closing but subject to such conditions being satisfied) set forth in ARTICLE VI; provided, that if the Marketing Period has not ended as of such date, then the Closing shall not occur until the earlier of (i) any Business Day during the Marketing Period as may be specified by Parent on no less than two (2) Business Days’ prior notice to the Company (provided, that such notice may be conditioned upon the simultaneous completion of the Debt Financing, and provided¸ further, that if such Debt Financing is not completed for any reason on the date specified by such notice, the Closing shall occur on the earliest of (a) the earliest practicable date thereafter that the Debt Financing is capable of being completed and (b) the date specified in the following clause (ii)) and (ii) three (3) Business Days after the final day of the Marketing Period, and provided, further, that, in the case of clauses (i) and (ii), the conditions set forth in ARTICLE VI continue to be satisfied or waived (other than those conditions that by their terms are to be satisfied or waived (if permitted hereunder) at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions at the Closing). The date on which the Closing actually occurs is referred to as the “Closing Date”.
Section 2.04    Surviving Charter; Surviving Bylaws; Directors and Officers
(a)    The articles of incorporation of the Company shall, at the Effective Time and without any further action on the part of any party hereto, be amended and restated to read in its entirety as set forth on Exhibit B and, as so amended and restated, shall be the articles of incorporation of the Surviving Corporation (the “Surviving Charter”), until, subject to Section 5.09(a), amended as provided therein and by applicable Law.
(b)    The bylaws of the Company shall, at the Effective Time and without any further action on the part of any party hereto, be amended and restated to read in its entirety as set forth on Exhibit C and, as so amended and restated, shall be the bylaws of the Surviving Corporation (the “Surviving Bylaws”), until, subject to Section 5.09(a), amended as provided in the Surviving Charter and the Surviving Bylaws and by applicable Law.
(c)    The parties shall take all necessary action such that the directors of Merger Sub immediately prior to the Effective Time shall be, from and after the Effective Time, the only directors of the Surviving Corporation until their successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and applicable Law.
(d)    The officers of the Company immediately prior to the Effective Time shall be, from and after the Effective Time, the officers of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and applicable Law.
Section 2.05    Effect of Merger on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, any shareholders of the Company or Merger Sub or any other Person, as applicable:
(a)    each share of common stock, par value $0.01 per share, of Merger Sub (“Merger Sub Common Stock”) that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation;
(b)    subject to Section 2.06:
(i)    each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time, other than (x) Excluded Shares, and (y) Dissenting Shares, will be converted into the right to receive $45.00 in cash, without interest (the “Merger Consideration”), and, when so converted, will automatically be canceled and will cease to exist, except for the right to receive the Merger Consideration as contemplated by Section 2.07(b); and

(ii)    each share of Company Common Stock (A) held by Merger Sub or Parent (including the Rollover Shares) or (B) held by the Company in treasury (all such shares, collectively the “Excluded Shares”) will automatically be canceled and will cease to exist, and no consideration shall be paid for those Excluded Shares.
Section 2.06    Dissenting Shares.
(a)    Notwithstanding anything in this Agreement to the contrary (but subject to the other provisions of this Section 2.06), any shares of Company Common Stock for which the holder thereof (i) has not voted in favor of the Merger or consented to it in writing and (ii) has demanded the appraisal of such shares in accordance with, and has complied in all respects with, the FBCA (collectively, the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration in accordance with Section 2.05. At the Effective Time, (A) all Dissenting Shares shall be canceled and cease to exist and (B) the holders of Dissenting Shares shall be entitled only to such rights as may be granted to them under the FBCA.
(b)    Notwithstanding the provisions of Section 2.06(a), if any holder of Dissenting Shares effectively withdraws or loses such appraisal rights (through failure to perfect such appraisal rights or otherwise), then that holder’s shares (i) shall be deemed no longer to be Dissenting Shares and (ii) shall be treated as if they had been converted automatically at the Effective Time into the right to receive the Merger Consideration in accordance with Section 2.05.
(c)    The Company shall give Parent (i) prompt notice of any written demand for appraisal of any shares of Company Common Stock (including copies of any written demands), any withdrawals or attempted withdrawals of such demands and any other instrument served on the Company under the FBCA and (ii) the right to direct all negotiations and proceedings with respect to such demands for appraisal. Except to the extent required by applicable Law, the Company shall not offer to make or make any payment with respect to any such demands for appraisal or otherwise settle any such demands without the prior written consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned.
(d)    Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal of any shares of Company Common Stock, offer to settle or settle any such demands or approve any withdrawal of any such demands.
Section 2.07    Exchange of Certificates; Payment for Company Common Stock.
(a)    Paying Agent. Prior to the Effective Time, Parent will appoint Computershare Trust Company, N.A. or another institution reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the purpose of exchanging Certificates and Book-Entry Shares for the Merger Consideration. At or immediately following the Effective Time, Parent or Merger Sub will have deposited, or caused to be deposited, with the Paying Agent, for the benefit of the holders of shares of Company Common Stock (other than Excluded Shares and Dissenting Shares), the aggregate amount of cash payable under Section 2.05(b)(i), which amount shall not include amounts payable under Section 2.08 (the “Exchange Fund”).

(b)    Exchange Procedures.
(i)    Promptly after the Effective Time (but no later than five (5) Business Days after the Effective Time), Parent shall cause the Paying Agent to mail to each holder of record of a certificate or certificates, which represented outstanding shares of Company Common Stock (other than Excluded Shares or Dissenting Shares ) immediately prior to the Effective Time (“Certificates”), and to each holder of uncertificated shares of Company Common Stock represented by book entry immediately prior to the Effective Time (“Book-Entry Shares”), in each case, whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.05(b):
(A)    a letter of transmittal in the Paying Agent’s standard form (and reasonably satisfactory to Parent and the Company), specifying that delivery shall be effected, and risk of loss and title to such holder’s shares shall pass, only upon proper delivery of Certificates (or affidavit of loss in lieu thereof) to the Paying Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal; and
(B)    instructions for surrendering such Certificates (or affidavit of loss in lieu thereof) or Book-Entry Shares in exchange for the Merger Consideration multiplied by the number of shares evidenced by such Certificates (or affidavit of loss in lieu thereof) or Book-Entry Shares. Such instructions shall provide that: (1) at the election of the surrendering holder, Certificates (or an affidavit of loss in lieu thereof) may be surrendered by hand delivery or otherwise and (2) the Merger Consideration payable in exchange for Certificates (or affidavit of loss in lieu thereof) and/or Book-Entry Shares will be payable by wire transfer to the surrendering holder.
(ii)    Upon surrender of a Certificate (or affidavit of loss in lieu thereof) or of a Book-Entry Share for cancellation to the Paying Agent, together with a duly executed letter of transmittal and any other documents reasonably required by the Paying Agent, and acceptance thereof by the Paying Agent in accordance with Section 2.07(b)(iii) below, the holder of that Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share shall be entitled to receive, and the Paying Agent shall promptly pay in exchange therefor, the Merger Consideration payable in respect of the number of shares formerly evidenced by that Certificate (or affidavit of loss in lieu thereof) or such Book-Entry Share less any required withholding of Taxes. Any Certificates (or affidavit of loss in lieu thereof) and Book-Entry Shares so surrendered shall be canceled immediately. No interest shall accrue or be paid on any amount payable upon surrender of Certificates (or affidavit of loss in lieu thereof) or Book-Entry Shares.
(iii)    Parent shall cause the Paying Agent to accept Certificates or Book-Entry Shares, duly executed letters of transmittal and any other documents upon compliance with such reasonable terms and conditions as Parent may cause the Paying Agent to impose to effect an orderly exchange of the Certificates or Book-Entry Shares in accordance with normal exchange practices.

(iv)    From and after the Effective Time, no further transfers may be made on the records of the Company or its transfer agent of Certificates or Book-Entry Shares and if such Certificates or Book-Entry Shares are presented to the Company for transfer, they will be canceled against delivery of the Merger Consideration allocable to the shares of Company Common Stock represented by such Certificates or Book-Entry Shares.
(v)    No interest will be paid or accrued for the benefit of holders of Certificates or Book-Entry Shares on the Merger Consideration payable in respect of Certificates or Book-Entry Shares.
(vi)    If any Merger Consideration is to be remitted to a name other than that in which a surrendered Certificate is registered, no Merger Consideration may be paid in exchange for such surrendered Certificate unless:
(A)    the Certificate so surrendered is properly endorsed accompanied by all documents reasonably required by Parent (including signature guarantees) to evidence and effect that transfer; and
(B)    the Person requesting such payment shall pay any transfer or other similar Taxes required by reason of the payment to a Person other than the registered holder of the Certificate or establish to the satisfaction of the Paying Agent that such Tax has been paid or is not payable.
(vii)    Until surrendered as contemplated by this Section 2.07 and at any time after the Effective Time, each Certificate or Book-Entry Share (other than Dissenting Shares and Excluded Shares) will be deemed to represent only the right to receive upon such surrender the Merger Consideration allocable to such Book-Entry Share or the shares represented by such Certificate, as contemplated by Section 2.05(b).
(c)    No Further Ownership Rights in Company Common Stock. The Merger Consideration paid upon the surrender for exchange of Certificates or in exchange for Book-Entry Shares in accordance with this Section 2.07 will be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock represented by such Certificates or Book-Entry Shares.
(d)    Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest and other income received by the Paying Agent in respect of all such funds) that remains undistributed to the holders of Certificates or Book-Entry Shares upon expiry of the period of six (6) months following the Effective Time shall be delivered by the Paying Agent to the Surviving Corporation. Any holders of shares of Company Common Stock prior to the Merger who have not complied with this Section 2.07 prior to such time may look only to the Surviving Corporation for payment of their claim for Merger Consideration to which such holders may be entitled.
(e)    No Liability. No Party, nor the Paying Agent, will be liable to any Person in respect of any amount from the Exchange Fund delivered to a public official to the extent required by any applicable abandoned property, escheat or similar Law. If any Certificate or Book-Entry Share has not been surrendered or transferred in accordance with this Section 2.07 immediately prior to such date on which the Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise irrevocably escheat to or become the property of any Governmental Entity, any shares, cash, dividends or distributions in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.
(f)    Lost, Stolen or Destroyed Certificates. If any Certificate is lost, stolen or destroyed, the Paying Agent will issue the Merger Consideration deliverable in respect of, and in exchange for, such lost, stolen or destroyed Certificate, as determined in accordance with this Section 2.07, only upon:
(i)    the making of an affidavit of such loss, theft or destruction by the Person claiming such Certificate to be lost, stolen or destroyed; and
(ii)    if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may reasonably require as indemnity against any claim that may be made against it with respect to such Certificate; or
(iii)    if required by the Surviving Corporation, such Person’s entry into an indemnity agreement reasonably satisfactory to the Surviving Corporation to indemnify the Surviving Corporation against any claim that may be made against the Surviving Corporation with respect to such Certificate.
(g)    Withholding Rights. Notwithstanding anything in this Agreement to the contrary, Parent, Merger Sub, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable under this Agreement to any Person, such amounts as it is required to deduct and withhold under the Code and the rules and regulations promulgated thereunder, or under any applicable provisions of state, local or foreign Tax Law, with respect to the making of such payment. To the extent that amounts are so withheld and remitted to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
(h)    Investment of Exchange Fund. The Paying Agent shall invest the Exchange Fund as directed by Parent. Any such investment shall be for the benefit, and at the risk, of Parent and the Surviving Corporation, and any interest or other income resulting from such investment shall be for the benefit of Parent and the Surviving Corporation; provided, that no such investment or losses thereon shall affect the Merger Consideration payable hereunder and Parent shall promptly provide, or shall cause the Surviving Corporation to promptly provide, additional funds to the Paying Agent for the benefit of the holders of Company Common Stock immediately prior to the Effective Time in the amount of any such losses to the extent necessary to satisfy the obligations of Parent and the Surviving Corporation under this ARTICLE II.
Section 2.08    Company Equity Awards.

(a)    Treatment of Company Equity Awards. Neither the Surviving Corporation nor Parent shall assume, substitute for or otherwise make arrangements to replace or exchange any Company Equity Award in connection with the Merger or any of the transactions contemplated herein. As of immediately prior to the Effective Time, and conditioned upon the occurrence of the Effective Time, each Company Equity Award shall fully vest and be treated in the following manner:
(i)    Company Stock Options. As of the Effective Time, each Company Option that is outstanding immediately prior to the Effective Time, shall, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of such Company Option, fully vest, be canceled, extinguished and converted into the right to receive from the Surviving Corporation an amount in cash, without interest, equal to the product of (i) the excess, if any, of the Merger Consideration over the applicable exercise price per share of Company Common Stock of such Company Option, multiplied by (ii) the number of shares of Company Common Stock underlying such Company Option; provided, that any Company Option that is outstanding and vested immediately prior to the Effective Time with an exercise price per share of Company Common Stock that is equal to or greater than the Merger Consideration shall be canceled for no consideration in respect thereof.
(ii)    Company Restricted Shares. Immediately prior to the Effective Time, each Company Restricted Share held by a Rollover Shareholder that is outstanding immediately prior to the Effective Time shall be fully vested, and the unrestricted shares of Company Common Stock, less a number of shares of Company Common Stock withheld, if any, in respect of applicable withholding Taxes and other applicable deductions, will be contributed to Parent in connection with the Rollover Share Transfers. As of the Effective Time, each Company Restricted Share not held by a Rollover Shareholder that is outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of such Company Restricted Share, be fully vested, treated in accordance with Section 2.05(b)(i) and converted into the right to receive from the Surviving Corporation an amount in cash, without interest, equal to the Merger Consideration per Company Restricted Share.
(b)    Corporate Actions. At or prior to the Effective Time, the Company, the Company Board or the Compensation Committee of the Company Board, as applicable, shall adopt any resolutions to effectuate the provisions of this Section 2.08 with respect to holders of Company Equity Awards and to terminate the Company Stock Plans effective as of the Effective Time, so that, following the Effective Time, there shall be no Company Equity Awards (vested or unvested) outstanding and there shall be no Liabilities to holders of Company Equity Awards (other than the Rollover Shareholders whose rights shall be governed by the agreements affecting the Rollover Share Transfers), other than the right to receive the Merger Consideration as set forth in this Section 2.08. To the extent required under any Company Stock Plan and any agreements issued under any Company Stock Plan, the Company shall provide the Company Equity Award holders (other than the Rollover Shareholders) with any advance notice required under any Company Stock Plan.
(c)    Payroll Procedures. All amounts payable pursuant to this Section 2.08 shall be paid to the applicable recipient solely through the payroll system of the Company and the Company

Subsidiaries, as applicable, less applicable withholding Taxes and other applicable deductions, if any, as soon as reasonably practicable (and in no event later than ten (10) Business Days) following the Closing Date.
Section 2.09    Adjustments to Merger Consideration. In the event that, between the date of this Agreement and the Effective Time, the number of issued and outstanding shares of Company Common Stock, or securities convertible or exchangeable into or exercisable for shares of Company Common Stock, changes as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution or recapitalization or other similar transaction, the Merger Consideration and any other similarly dependent items shall be equitably adjusted to provide the holders of shares of Company Common Stock the same economic effect as that contemplated by this Agreement prior to such event; provided, that nothing in the foregoing shall permit the Company to take any action which is otherwise prohibited by the terms of this Agreement.
Section 2.10    Plan of Merger. This ARTICLE II and, solely to the extent necessary under the FBCA, the other provisions of this Agreement shall constitute a “plan of merger” for purposes of the FBCA.
ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in (i) the corresponding sections of the disclosure letter delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Schedule”) (it being agreed that disclosure of any item in any section of the Company Disclosure Schedule shall be deemed to be disclosed with respect to any other section of the Company Disclosure Schedule to the extent the relevance of such item to such other section is reasonably apparent on its face to Parent and Merger Sub without independent inquiry) or (ii) the SEC Documents made publicly available on EDGAR on or after November 30, 2017 and at least two (2) Business Days prior to the date of this Agreement (excluding any disclosures contained in the sections “Risk Factors” or “Forward-Looking Statements” and any disclosures or statements to the extent they are cautionary, predictive or forward-looking in nature, and provided that in no event will any disclosure in the SEC Documents qualify or limit the representations and warranties in Sections 3.01 (Organization and Qualification), 3.02 (Capitalization), 3.03 (Subsidiaries), 3.04 (Authorization; Approval and Fairness), 3.14 (Takeover Statutes), 3.17 (Tax Matters) or 3.22 (Brokers and Other Advisors)), the Company hereby represents and warrants to Parent and Merger Sub as follows:
Section 3.01    Organization and Qualification.
(a)    The Company is a corporation duly organized, validly existing and in active status under the Laws of Florida.
(b)    The Company has all requisite corporate power and authority to carry on its business as now being conducted and to own, lease, use and operate the properties owned and used by it.

(c)    The Company is qualified and in good standing to do business in each jurisdiction in which the nature of its business requires it to be so qualified.
(d)    The copies of the articles of incorporation and bylaws of the Company that were delivered by the Company to Parent prior to the execution of this Agreement are complete and correct copies thereof as in effect on the date hereof. The Company is not in violation of any of the provisions of its articles of incorporation or bylaws.
Section 3.02    Capitalization
(a)    As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 80,000,000 shares of Class A Common Stock, (ii) 40,000,000 shares of Class B Common Stock and (iii) 1,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”). As of the close of business on May 17, 2019 (i) 23,855,982 shares of Class A Common Stock (including 361,994 Company Restricted Shares) are issued and outstanding, (ii) 19,625,428 shares of Class B Common Stock are issued and outstanding, (iii) no shares of Company Common Stock are held in treasury by the Company and the Company Subsidiaries, (iv) no shares of Preferred Stock are issued and outstanding, (v) 18,792 shares of Company Common Stock are issuable upon the exercise of outstanding Company Options and (vi) no other shares of capital stock of, or other equity interests in, the Company are issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and non-assessable. Except as set forth in this Section 3.02(a), there are no outstanding options, warrants or other rights of any kind (including preemptive rights) issued or granted by the Company or any Company Subsidiary (x) to acquire from the Company or any Company Subsidiary any additional shares of capital stock of the Company or any Company Subsidiary, or securities convertible into or exchangeable for, or which otherwise confer on the holder thereof any right to acquire, any such additional shares from the Company or any Company Subsidiary (nor is the Company or any Company Subsidiary committed to issue any such options, warrants, rights or securities) or (y) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of capital stock of, or other equity interests in, the Company or any Company Subsidiary.
(b)    Section 3.02(b) of the Company Disclosure Schedule sets forth the following information as of the close of business on May 17, 2019 with respect to each outstanding Company Equity Award: the aggregate number of shares issuable thereunder, the type of award, the grant date and the exercise price. Neither the Company nor any Company Subsidiary has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company or any Company Subsidiary on any matter.
(c)    As of the date of this Agreement, there were no outstanding obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any capital stock, or securities convertible into or exchangeable for capital stock, of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary is a party to any Contract (i) that obligates the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any capital stock, or securities convertible into or exchangeable for capital stock, of the Company or any Company Subsidiary, (ii) related to the voting or transfer of, that requires registration of, or that grants any preemptive rights, anti-dilutive rights, rights of first refusal or other similar rights with respect to, any capital stock, or securities convertible into or exchangeable for capital stock, of the Company or any Company Subsidiary or (iii) that is otherwise related to, creates, establishes or defines the terms and conditions of any capital stock, or securities convertible into or exchangeable for capital stock, of the Company or any Company Subsidiary.
(d)    No shares of Company Common Stock are held by any Company Subsidiary.
(e)    The Company is not party to any shareholder rights agreement, “poison pill” rights plan or similar plan or agreement relating to any shares of capital stock or other equity interests of the Company.
Section 3.03    Subsidiaries.
(a)    Section 3.03(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, (i) a complete and accurate list of all Subsidiaries of the Company (the “Company Subsidiaries”), and for each Company Subsidiary the jurisdiction of organization and any of its authorized, issued and outstanding equity interests (including partnership interests and limited liability company interests) that are not owned by the Company or one of its Subsidiaries and (ii) all capital stock or other equity interest in any entity other than a Company Subsidiary that is owned, in whole or in part, directly or indirectly, by the Company or the Company Subsidiaries (clause (ii), collectively, the "Other Interests"). All of the outstanding shares of capital stock or other equity interests of each of the Company Subsidiaries are duly authorized, validly issued, fully paid and nonassessable, are owned, directly or indirectly, by the Company and are owned free and clear of any Lien and free of any other limitation or restriction. All Other Interests are fully paid and nonassessable and are owned, directly or indirectly, by the Company or the Company Subsidiaries free and clear of any Lien and free of any other limitation or restriction. There are no restrictions with respect to the Company (or any Company Subsidiary) voting any of the Other Interests.
(b)    Except as would not reasonably be expected to have a Material Adverse Effect, each Company Subsidiary (i) is a corporation or other entity duly organized, validly existing and in active status (in the case of active status or good standing, to the extent such jurisdiction recognizes such concept) under the laws of its jurisdiction of incorporation or organization, (ii) has all power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary. The Company has made available to Parent true, complete and correct copies of the certificate of incorporation and bylaws (or other similar organizational documents) of each material Company Subsidiary and all amendments thereto, as in effect as of the date of this Agreement.
Section 3.04    Authorization; Approval and Fairness.
(a)    The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver, and perform its obligations under, this

Agreement and to consummate the transactions contemplated by this Agreement, including the Merger, subject only to approval of this Agreement by the affirmative vote of (i) the holders of at least a majority of the aggregate voting power of all outstanding shares of Company Common Stock, voting together as a single class (the “General Shareholder Vote”), and (ii) the holders of at least a majority of the aggregate voting power of all outstanding shares of Company Common Stock held by the Public Shareholders, voting together as a single class, in each case, entitled to vote on such matter at a meeting of shareholders duly called and held for such purpose (the “Public Shareholder Vote”, and together with the General Shareholder Vote, the “Required Shareholder Vote”). The quorum for the Company Shareholders’ Meeting is the number of shares of Company Common Stock representing a majority of the votes pertaining to outstanding shares of Company Common Stock which are entitled to be cast.
(b)    This Agreement has been duly executed and delivered by the Company and, assuming the due execution and delivery of this Agreement by Parent and Merger Sub, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally or by general equitable principles.
(c)    On or prior to the date of this Agreement, the Special Committee, the Company Board (upon the recommendation of the Special Committee) and a majority of the “disinterested directors” of the Company Board (as such term is used in Section 607.0901 of the FBCA) at a meeting duly called and held have (i) determined that it is fair and reasonable to, and in the best interests of the Company and the Public Shareholders that the Company enter into this Agreement and consummate the Merger on the terms and subject to the conditions set forth in this Agreement, (ii) adopted resolutions approving and adopting this Agreement, the Merger and the other transactions contemplated by this Agreement, (iii) resolved to recommend to the shareholders of the Company that they approve this Agreement (the “Company Recommendation”) and (iv) directed that this Agreement be submitted for approval by the shareholders of the Company.
(d)     The Required Shareholder Vote is the only vote of the holders of any class or series of capital stock of the Company necessary to authorize, adopt or approve this Agreement and to consummate the transactions contemplated hereby, including the Merger, under applicable Law or under the Company’s articles of incorporation or bylaws.
Section 3.05    Opinion of the Special Committee Financial Advisor. The Special Committee has received an opinion of Dean Bradley Osborne Partners LLC (the “Special Committee Financial Advisor”) to the effect that, as of the date of such opinion, the Merger Consideration to be paid to the Public Shareholders pursuant to this Agreement is fair, from a financial point of view, to the Public Shareholders, and, as of the date hereof, such opinion has not been withdrawn, revoked or modified. A signed copy of such opinion will be made available to Parent as promptly as practicable following execution of this Agreement for informational purposes only.
Section 3.06    Consents.
(a)    Assuming that the consents, approvals, qualifications, orders, authorizations and filings referred to in Section 3.06(b) have been made or obtained, the execution, delivery and, subject to the receipt of the Required Shareholder Vote, performance by the Company of this Agreement will not (with or without notice or lapse of time) result in any violation of, be in conflict with, result in a breach of, or constitute a default (or trigger or accelerate loss of rights or benefits or accelerate performance or obligations required) under:
(i)    any provision of the Company’s or any Company Subsidiaries’ articles of incorporation or bylaws (or comparable organizational documents);
(ii)    any Law or Judgment to or by which the Company or any of the Company Subsidiaries or their respective properties is subject or bound, or any Permit held by the Company or any of the Company Subsidiaries; or
(iii)    any Contract to which the Company or any of the Company Subsidiaries is a party or by which the Company or any of the Company Subsidiaries or their respective properties is bound, or result in the creation of any Lien upon any of the properties or assets of the Company or any of the Company Subsidiaries.
(b)    No consent, approval, qualification, order or authorization of, or filing (“Filing”) with, any Governmental Entity is required in connection with the valid execution, delivery or, subject to the receipt of the Required Shareholder Vote, performance of this Agreement by the Company or the consummation of any other transaction contemplated on the part of the Company under this Agreement, except for applicable requirements of (i) the Exchange Act, state securities laws or “blue sky” laws and the FBCA, (ii) the HSR Act, (iii) Nasdaq, (iv) the filing of the Articles of Merger with the Department of State of the State of Florida, (v) approval by the FCC of applications for transfer of control and/or assignment of the FCC licenses, authorizations and registrations listed on Section 3.06 of the Company Disclosure Schedule (collectively, the “FCC Applications”) and (vi) such other items as may be required solely by reason of the business or identity of Parent or any of its Affiliates.
Section 3.07    SEC Documents; Financial Statements; Sarbanes-Oxley.
(a)    The Company has timely filed with, or furnished to, as applicable, the SEC all reports, schedules, forms, statements, amendments, supplements and other documents required to be filed or furnished by the Company since November 30, 2018, together with all certifications required pursuant to the Sarbanes-Oxley Act (these documents, together with all information incorporated by reference therein and exhibits and schedules thereto, the “SEC Documents”).
(b)    As of their respective dates, or if amended, as of the date of the last such amendment, the SEC Documents (i) were prepared in accordance and complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act (to the extent then applicable) and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the SEC Documents. To the Knowledge of the Company, as of the date hereof, none of the SEC Documents is the subject of an ongoing SEC formal, informal or voluntary review or investigation.

(c)    The financial statements of the Company (including, in each case, any related notes thereto) included in the SEC Documents (i) complied, as of its respective date of filing with the SEC, in all material respects with applicable accounting requirements and the applicable the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with GAAP (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by applicable instructions or regulations of the SEC relating to the preparation of quarterly reports on Form 10-Q) applied on a consistent basis during the period involved (except as may be indicated in the notes to the financial statements), and (iii) fairly presented, in all material respects and in accordance with GAAP, the consolidated financial position of the Company at their respective dates and the consolidated results of operations and cash flows of the Company for each of the periods indicated (subject, in the case of unaudited statements, to normal and recurring year-end and quarter-end adjustments). No Company Subsidiary is subject to the periodic reporting requirements of the Exchange Act other than as part of the Company’s consolidated group.
(d)    The Company has maintained “disclosure controls and procedures” and “internal controls over financial reporting” (as defined in Rules 13a-15 and 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. The Company’s disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal controls and procedures and, to the extent required by applicable Law, presented in any applicable SEC Document, or any amendment thereto, its conclusions about the effectiveness of the internal control structures and procedures as of the end of the period covered by such report or amendment based on such evaluation. Based on the Company management’s most recently completed assessment of the Company’s internal control over financial reporting prior to the date hereof, (i) the Company had no significant deficiencies or material weaknesses in the design or operation of its internal controls that would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial data and (ii) the Company does not have Knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. The Company is not a party to any off-balance sheet arrangements (as defined in Item 303(c) of Regulation S-K promulgated under the Exchange Act).
(e)    The Company is in compliance with the applicable listing and corporate governance rules and regulations of Nasdaq.
Section 3.08    Absence of Certain Changes or Events.
(a)    Since November 30, 2018, through the date of this Agreement, the Company and the Company Subsidiaries have conducted their respective businesses only in the ordinary course of such businesses consistent with past practice.

(b)    Since November 30, 2018, there has been no event or condition which has had, or would reasonably be expected to have, a Material Adverse Effect.
Section 3.09    No Undisclosed Liabilities.
(a)    Neither the Company nor any of the Company Subsidiaries has any Liabilities, except for Liabilities: (i) reflected, reserved for or disclosed in the Company’s balance sheet as of November 30, 2018 or related notes included in the Annual Report on Form 10-K filed by the Company with the SEC on January 25, 2019; (ii) incurred after November 30, 2018 in the ordinary course of business consistent with past practice; (iii) incurred in connection with this Agreement and the transactions contemplated hereby or (iv) that would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.
(b)    Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the Exchange Act)), where the result, purpose or intended effect of such Contract or arrangement is to avoid disclosure of any transaction involving, or liabilities of, the Company or any of the Company Subsidiaries in the SEC Documents.
Section 3.10    Compliance with Laws.
(a)    Each of the Company and the Company Subsidiaries is in compliance with, and at all times since November 30, 2015 has been in compliance with and, to the Knowledge of the Company, has not been given notice of any violation of, any applicable Law, except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.
(b)    Each of the Company and the Company Subsidiaries has in effect all licenses, certificates, authorizations, consents, permits, approvals and other similar authorizations of, from or by a Governmental Entity (collectively, “Permits”) necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted, except for such failures to have in effect Permits that would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.
(c)    Each of the Company and the Company Subsidiaries are in material compliance with all terms and conditions of such Permits and, to the Knowledge of the Company, no such Permits are subject to any formal revocation, withdrawal, suspension, cancellation, termination or modification action by the issuing Governmental Entity that would reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.
(d)    The Company is not an “investment company” under the Investment Company Act.

Section 3.11    Legal Proceedings.
(a)    As of the date of this Agreement, there is no Action pending or, to the Knowledge of the Company, threatened, against any of the Company, the Company Subsidiaries, any of their respective properties or assets or any of their respective directors or officers (in their capacities as such), except for matters which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(b)    As of the date of this Agreement, none of the Company, the Company Subsidiaries, any of their respective properties or assets or any of their respective directors or officers (in their capacities as such), is subject to any continuing Judgment of any Governmental Entity, except for Judgments which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(c)    As of the date of this Agreement, except as set forth on Section 3.11 of the Company Disclosure Schedule, there is no Action pending or, to the Knowledge of the Company, threatened, against any of the Company, the Company Subsidiaries, any of their respective properties or assets or any of their respective directors or officers (in their capacities as such) relating to the transactions contemplated by this Agreement.
Section 3.12    Intellectual Property.
(a)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the Company and the Company Subsidiaries own or lease, license, or otherwise possess the valid right to use, and to assign and/or transfer use of all Intellectual Property that is used in their respective businesses as conducted as of the date of this Agreement (the “Company IP”) free and clear of all Liens and (ii) all of the Company IP owned by the Company or any of the Company Subsidiaries is valid, subsisting and enforceable.
(b)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) neither the conduct of the business of the Company nor the conduct of the business of any of the Company Subsidiaries nor the ownership, licensing or use of the Company IP has infringed, induced or contributed to the infringement of, misappropriated or otherwise violated, the Intellectual Property rights of any Person, (ii) there is no claim, action, suit, investigation or proceeding pending against, and/or no written notice given to, the Company or any of the Company Subsidiaries challenging, in whole or in part, the validity, enforceability, use, licensing, or ownership of the Company IP, nor, to the Knowledge of the Company, is there any reasonable basis for any such claim, (iii) as of the date hereof the Company and the Company Subsidiaries have taken reasonable measures, in accordance with normal industry practice, to maintain and protect the Company IP, (iv) as of the date hereof, there has not been since November 30, 2015 any disclosure of any trade secrets in a manner that has resulted or is reasonably likely to result in the loss of trade secret protection for such trade secrets, and (v) as of the date hereof neither the Company nor any of the Company Subsidiaries have given notice to any Person asserting the infringement or misappropriation by such Person of any of the Company IP that remains unresolved and, to the Knowledge of the Company as of the date hereof, no Person is infringing or misappropriating any Company IP.

Section 3.13    Contracts.
(a)    As of the date hereof, except as set forth on Section 3.13(a) of the Company Disclosure Schedule, none of the Company or any of the Company Subsidiaries is a party to or bound by any Contract:
(i)    that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (other than a Benefit Plan);
(ii)    that (A) limits, or purports to limit, the ability of the Company or any of its Affiliates to compete in any line of business or within any geographic area or with any Person, (B) contains any exclusivity or similar provision binding upon the Company or any Company Subsidiary that is material to the Company’s business, taken as a whole or (C) in any material respect limits the ability of the Company or its Affiliates to hire or solicit for hire for employment any individual or group engaged in business competitive with the business of the Company and the Company Subsidiaries in any material respect;
(iii)     relating to Indebtedness for borrowed money for a principal amount in excess of $1,000,000, other than Contracts among the Company and/or its wholly owned Subsidiaries;
(iv)    (A) between the Company and any of its directors, officers or Affiliates (other than (x) Contracts not material to the conduct of the business of the Company and the Company Subsidiaries taken as a whole, or (y) any Contract solely between or among the Company and/or its wholly owned Subsidiaries) and (B) any Contract required to be disclosed pursuant to Item 404 of Regulation S-K of the Exchange Act;
(v)    that is a license, sublicense, assignment, option or other Contract relating to Company IP, including any such Contract pursuant to which the Company or any of the Company Subsidiaries is granted any right to use, is restricted in its rights to use or register or permits any other Person to use, enforce or register any Company IP (including the agreement with Fanatics Retail Group Concessions, Inc.) (other than (x) Contracts not material to the conduct of the business of the Company and the Company Subsidiaries, taken as a whole, or (y) any enterprise software license or other license to use commercial off-the-shelf computer software under nondiscriminatory pricing terms or licenses contained in service contracts to the extent the licenses contained therein are incidental to such contract, non-exclusive and granted in the ordinary course of business);
(vi)    that provides for any most favored nation provision or equivalent preferential pricing terms or similar obligations to which the Company or any of its Affiliates is subject or a beneficiary thereof, which is material to the Company and the Company Subsidiaries taken as a whole;
(vii)    that is a purchase, sale or supply Contract that (x) contains volume requirements or commitments, exclusive or preferred purchasing arrangements or promotional requirements and (y) has more than one year remaining in the term of the Contract and requires in excess of $1,000,000 in remaining obligations;
(viii)    involving future payments, capital expenditures, performance of services or delivery of goods or materials to or by the Company and the Company Subsidiaries of an amount or value reasonably expected to exceed $1,000,000 in the aggregate during the twelve (12) month period following the date hereof;
(ix)    entered into after November 30, 2015 involving the acquisition or disposition, directly or indirectly (by merger or otherwise), of a business or capital stock or other equity interests of another Person for aggregate consideration (in one or a series of related transactions) under such Contract of $1,000,000 or more;
(x)    that is a collective bargaining agreement or other Contract with any labor union or other employee representative or group;
(xi)    that is a partnership or joint venture agreement or similar Contract or relates to an equity investment that in each case is material to the Company and the Company Subsidiaries, taken as a whole;
(xii)    that is for a lease, use or occupancy of real or personal property of the Company or the Company Subsidiaries providing for annual rentals of $1,000,000 or more;
(xiii)    that relates to any broadcasting or media rights (including audio, video, over the Internet or any other method of distribution), vendor (including for concessions, merchandise, clothing, souvenirs or novelties at any racetrack), promotion, sponsorship, marketing or advertising involving either (A) annual payments to or by the Company and the Company Subsidiaries of $1,000,000 or more (in cash or kind) or (B) aggregate payments to or by the Company and the Company Subsidiaries of $5,000,000 or more (in cash or kind);
(xiv)    that obligates the Company or any Company Subsidiary to provide any media inventory of any kind (including radio, television or Internet) to the other contracting party or any other third party involving aggregate consideration over the life of the Contract of more than $1,000,000;
(xv)    pursuant to which any Person holds any naming rights with respect to any racetrack, including any material fixtures or improvements therein, with a fair market value in excess of $1,000,000;
(xvi)    with vendors or suppliers to or distributors for the Company or any Company Subsidiary which requires any minimum amount of purchases or sales in excess of $1,000,000 over a period specified therein, or which provides for any exclusive rights for such vendor, supplier or distributor;

(xvii)    involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or any Company Subsidiary or income or revenues related to any product of the Company or any Company Subsidiary, which is likely to involve the payment of consideration of more than $1,000,000 in the aggregate over the remaining term of such Contract;
(xviii)    with any Governmental Entity to which the Company or any Company Subsidiary is a party, other than individual Contracts involving aggregate consideration over the life of the Contract of less than $1,000,000;
(xix)    regarding ticketing processes for any racetrack, including in-racetrack ticketing processes and ticketing channel operations;
(xx)    relating to a racetrack’s audio and video systems and equipment, including scoreboards, video boards, matrix boards, sound and public address systems and control rooms;
(xxi)    under which the Company or any Company Subsidiary has advanced or loaned any amount of money to any of its officers, directors, employees or consultants, in each case with a principal amount in excess of $1,000,000 and in each case has not been repaid prior to the date hereof; or
(xxii)    that commits the Company or any of its Affiliates to enter into any of the foregoing.
Each such Contract in clause (i) through clause (xxii) is referred to herein as a “Material Contract.”
(b)    The Company has made available to Parent prior to the date hereof true, correct and complete copies of all of the Material Contracts.
(c)    Each Material Contract is valid and binding on the Company or one or more of the Company Subsidiaries (as the case may be) and, to the Knowledge of the Company, each other party thereto, is in full force and effect and is enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally or by general equitable principles. Except as would not be material to the Company or any of the Company Subsidiaries, there is no breach or default by the Company or any of the Company Subsidiaries under any of the Material Contracts, nor, to the Knowledge of the Company, is any other party to a Material Contract in breach of or in default under any Material Contract, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a breach or default thereunder by the Company or the Company Subsidiaries.
Section 3.14    Takeover Statutes. The Company Board has adopted and approved this Agreement and the transactions contemplated hereby, including the Merger, as required to render inapplicable to this Agreement and such transactions the restrictions on “business combinations,” “affiliated transactions” and “control-share acquisitions” set forth in Section 607.0901 and

Section 607.0902 of the FBCA or any other “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law.
Section 3.15    Employee Benefit Plans.
(a)    Set forth on Schedule 3.15(a) of the Company Disclosure Schedule is a list, as of the date hereof, of all of the material Benefit Plans sponsored, maintained, or contributed to by the Company or any Company Subsidiaries. True, correct and complete copies of each material Benefit Plan (or an accurate summary of any material unwritten Benefit Plan) and related trust documents, insurance contracts and any material amendments thereto, current summary plan description and summary of material modifications since December 31, 2018, and favorable determination or opinion letters, if applicable, have been furnished or made available to Parent or its Representatives, along with the most recent report filed on Form 5500 and accompanying schedules, financial statements and actuarial reports with respect to each Company Plan required to file a Form 5500, and all material correspondence related to any Benefit Plan to or from any Governmental Entity in the last year.
(b)    (i) Each Benefit Plan has been established and administered in accordance with its terms and in compliance in all material respects with the applicable provisions of ERISA, the Code and other applicable Laws, and (ii) with respect to each Benefit Plan or any trust related thereto, as of the date of this Agreement, (A) no Actions (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened and (B) neither the Company nor any of the Company Subsidiaries has engaged in a transaction (but specifically excluding any transactions with Parent or any of its Affiliates) in connection with which the Company or any of the Company Subsidiaries would reasonably be expected to be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code. Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code is either a prototype or volume submitter plan or has received a determination letter as to its qualified status from the Internal Revenue Service, and, to the Knowledge of the Company, no circumstances exist which would reasonably be expected to adversely affect such qualification.
(c)    All material contributions required to be made by or with respect to each Benefit Plans pursuant to its terms or applicable Law have been timely made and there are no material unfunded benefit obligations that have not been properly accrued for in the Company’s financial statements or disclosed in the notes thereto in accordance with GAAP.
(d)    No Benefit Plan is, and neither the Company nor any of its current or former Subsidiaries sponsors, maintains or contributes to, or has within the six (6) years immediately preceding the date hereof, or with respect to any Subsidiary acquired by the Company has after the date of such acquisition, sponsored, maintained or contributed to (or been obligated to sponsor, maintain or contribute to), (i) a multiemployer plan, as defined in Section 3(37) or 4001(a)(3) of ERISA, (ii) a multiple employer plan within the meaning of Section 4063 or 4064 of ERISA or Section 413 of the Code, (iii) an employee benefit plan that is subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code or (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

(e)    Neither the Company nor any of its Subsidiaries has received a notice of proposed employer shared responsibility payment pursuant to Section 4980H of the Code.
(f)    Neither the Company nor any Company Subsidiary sponsors or maintains a Benefit Plan or contributes to any plan, program or arrangement that provides for post-retirement or other post-employment health coverage (other than health care continuation coverage as required by applicable Law or for a limited and defined period of time following a termination of employment pursuant to an employment, severance or similar agreement or plan).
(g)    Neither the Company nor any Company Subsidiary has any obligation to gross-up, indemnify or otherwise reimburse any of their respective employees or consultants for any Taxes incurred by such Person under Section 409A or 4999 of the Code, or any interest or penalty related thereto.
(h)    Except as contemplated by this Agreement or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not (either alone or in combination with another event) (i) result in any material payment from the Company or any Company Subsidiary becoming due (including severance, forgiveness of Indebtedness or otherwise) under a Benefit Plan, or material increase in the amount of any compensation due, to any of their respective employees or consultants, (ii) materially increase any benefits otherwise payable under any Benefit Plan, (iii) result in the acceleration of the time of payment (including the funding of a trust or transfer of any assets to fund any benefits under any Benefit Plan) or vesting of any compensation or benefits payable to or in respect of any employee or consultant under a Benefit Plan or (iv) limit or restrict the right of the Company to merge, amend or terminate any Benefit Plan.
Section 3.16    Labor Matters.
(a)    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, as of the date of this Agreement and in the preceding three (3) years, neither the Company nor any Company Subsidiaries is or has been a party to any collective bargaining agreement or other agreement or work rules or practices with any labor union or similar representatives of employees, there is and has been no pending or, to the Knowledge of the Company, threatened, union representation petition involving employees of the Company or any Company Subsidiaries, and the Company does not have Knowledge of any activity or proceeding of any labor organization (or representative thereof) or employee group (or representative thereof) to organize any such employees.
(b)    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, as of the date of this Agreement and in the preceding three (3) years, (i) there is and has been no unfair labor practice, charge or grievance arising out of a collective bargaining agreement, other agreement with any labor union, or other labor-related grievance proceeding against the Company or any Company Subsidiaries pending, or, to the Knowledge of the Company, threatened, (ii) there is and has been no strike, dispute, slowdown, work stoppage or lockout pending, or, to the Knowledge of the Company, threatened, against or involving the

Company or any Company Subsidiaries and (iii) neither the Company nor any Company Subsidiaries has received any written notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct investigation or been subject to such an investigation, in each case, with respect to the Company or any Company Subsidiaries.
(c)    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and the Company Subsidiaries are, and for the past three (3) years have been, in compliance in all material respects with all applicable Laws respecting employment and employment or labor practices (including all applicable Laws relating to wages, hours, child labor, collective bargaining, employment discrimination, disability rights or benefits, equal opportunity, plan closures and layoffs, civil rights, classification of employees, classification of service providers as employees and/or independent contractors, affirmative action, safety and health, workers’ compensation, immigration, pay equity and the collection and payment of withholding or social security), and there are no proceedings pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiaries, by or on behalf of any applicant for employment, any current or former employee, current or former independent contractor or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied contract of employment or service, wrongful termination of employment or service, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment or service relationship.
Section 3.17    Tax Matters. Except as would not reasonably be expected to have a Material Adverse Effect or as set forth on Section 3.17 of the Company Disclosure Schedule:
(a)    (i) all Tax Returns required to be filed with any Governmental Entity by or on behalf of the Company or any Company Subsidiary have been filed when due (taking into account any extension of time within which to file) in accordance with all applicable Laws; (ii) all such Tax Returns are accurate and complete in all respects and have been prepared in substantial compliance with all applicable Laws; and (iii) all Taxes due and payable by the Company or any Company Subsidiary (including any Taxes that are required to be deducted and withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party) have been timely paid, or withheld and remitted to the appropriate Governmental Entity; except, in each case of clauses (i) through (iii), for Taxes or Tax matters for which adequate reserves and disclosure have been established in accordance with GAAP in the SEC Documents;
(b)    no written claim has been made in the past six years by any Governmental Entity in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns of a particular type that the Company or Company Subsidiary is or may be subject to Tax or required to file a Tax Return of such type in that jurisdiction, other than any such claims that have been fully resolved or for which adequate reserves have been established in accordance with GAAP in the SEC Documents;

(c)    there are no Liens on any of the assets of the Company or the Company Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax (except for Permitted Liens);
(d)    (i) no outstanding written claim has been received by, and no audit, action, suit or proceeding is in progress, against or with respect to the Company or any Company Subsidiary in respect of any Tax, and (ii) all deficiencies, assessments or proposed adjustments asserted against the Company or any Company Subsidiary by any Governmental Entity have been paid or fully and finally settled;
(e)    neither the Company nor any Company Subsidiary (i) has any Liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Section 1.1502‑6 of the Treasury Regulations (or any similar provision of state, local or foreign Tax Law), as a transferee or successor, by contract or otherwise, or (ii) is a party to any Tax sharing, allocation or indemnification agreement or arrangement (other than (x) any agreement or arrangement solely among the Company and/or any Company Subsidiaries, or (y) commercial agreements or arrangements entered into in the ordinary course of business and the primary subject matter of which does not relate to Taxes);
(f)    no waiver or extension of any statute of limitations in respect of Taxes or any extension of time with respect to a Tax assessment or deficiency is in effect for the Company or any Company Subsidiaries;
(g)    neither the Company nor any Company Subsidiary has participated in a “listed transaction” within the meaning of Section 1.6011-4(b)(2) of the Treasury Regulations; and
(h)    neither the Company nor any Company Subsidiary (i) was a “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the past two (2) years or (ii) will be bound with respect to taxable periods (or portions thereof) that begin after the Closing Date by a “closing agreement” as described in Section 7121 of the Code (or any analogous provision of state, local or foreign Tax Law).
Section 3.18    Real Property.
(a)    Section 3.18(a) of the Company Disclosure Schedule sets forth, as of the date hereof, all real property that is owned by the Company or any of the Company Subsidiaries (the “Owned Real Property”), together with the address of such Owned Real Property and the record owner and use thereof. The Company and/or a Company Subsidiary has good and valid fee simple title to all Owned Real Property, free and clear of any Liens (other than Permitted Liens) and, to the Knowledge of the Company, the use and operation of the Owned Real Property in the conduct of business by the Company and the Company Subsidiaries does not violate any instrument of record or agreement affecting such property.
(b)    Section 3.18(b) of the Company Disclosure Schedule sets forth, as of the date hereof, a true, correct and complete list of all real property leases, subleases, licenses and other occupancy arrangements to which the Company or any of the Company Subsidiaries is a party and each amendment thereto (the “Company Leases”) under which the Company or any of the Company Subsidiaries leases, subleases or licenses any real property (the “Leased Real Property” and together with the Company Owned Property, the “Company Real Property”). Except as would not reasonably be expected to have a Company Material Adverse Effect, each Company Lease is valid and in full force and effect, free and clear of all Liens (other than Permitted Liens), and binding on the Company and the Company Subsidiaries, and neither the Company nor, to the Knowledge of the Company, any other party to any Company Lease, is in default under any such lease, and no condition exists that with notice or lapse of time or both would constitute a default of any Company Lease. Except as set forth on Section 3.18(b) of the Company Disclosure Schedule, no Owned Real Property or Leased Real Property has been leased, subleased, transferred or assigned, in whole or in part, by the Company or any of the Company Subsidiaries to another Person except as would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no right of any other party to such leasehold interest identified on Section 3.18(b) of the Company Disclosure Schedule has materialized entitling such party to terminate such leasehold interest prior to such leasehold’s expiration except as would not reasonably be expected to have a Company Material Adverse Effect. As of the date of this Agreement, no purchase option, right of first refusal or first offer or other purchase right has been exercised, and no binding letter of intent to purchase has been signed, by the Company or any of the Company Subsidiaries for any material Leased Real Property for which the purchase has not closed prior to the date of this Agreement.
(c)    Except as would not reasonably be expected to have a Material Adverse Effect, no appropriation, condemnation, eminent domain or similar proceeding is pending or, to the Knowledge of the Company, threatened against any part of the Company Real Property. Neither the Company nor any of the Company Subsidiaries has received any written notice of the intention of any Governmental Entity or other Person to take or use any of the Company Real Property. To the Knowledge of the Company, the Company Real Property, and its continued use, occupancy and operation by the Company and the Company Subsidiaries as currently used, occupied and operated by the Company and the Company Subsidiaries, does not constitute a nonconforming use under any or all applicable building, zoning, subdivision and other land use and similar applicable Laws. To the Knowledge of the Company, there are no facts, conditions, situations, developments or set of circumstances affecting Company Real Property which might interfere with any present or intended use of any Company Real Property.
(d)    The Company has made available to Parent prior to the date of this Agreement (i) a true and complete copy of each Company Lease and (ii) all deeds, surveys, appraisals, mortgages and Company Title Insurance Policy (together with all exception documents) relating to the Company Real Property. As of the date hereof, no written claim has been made against any Company Title Insurance Policy which remains pending.
(e)    None of the Company, any of the Company Subsidiaries or any of their respective agents is currently performing any renovation or construction project which has aggregate projected costs in excess of $25,000,000 at any Company Real Property.
(f)    Except as would not reasonably be expected to have a Material Adverse Effect, the buildings, racetracks, track infrastructure, structures and equipment owned by the Company and the Company Subsidiaries have no material defects, are in good operating condition and repair and have been reasonably maintained consistent with standards generally followed in the sports and live entertainment industry (giving due account to the age and length of use of the same, ordinary wear and tear excepted), are adequate and suitable for their present and intended uses and, in the case of other buildings, racetracks, track infrastructure and other structures (including the roofs thereof), are structurally sound.
(g)    The buildings, racetracks, track infrastructure and other structures owned by the Company and the Company Subsidiaries currently have access to public roads or valid easements over private streets or private property for ingress to and egress from all such buildings, racetracks, track infrastructure and structures and water supply, storm and sanitary sewer facilities, telephone, gas and electrical connections, fire protection, drainage and other public utilities, in each case as is necessary for the conduct of business of the Company and the Company Subsidiaries as heretofore conducted in all material respects. To the Knowledge of the Company, none of the buildings, racetracks, track infrastructure or structures on any Company Real Property encroaches upon real property of another Person in any material respect, and no buildings or structures of any other Person substantially encroaches upon any of such Company Real Property in any material respect.
(h)    The Company Real Property constitutes all of the real property used or held for use in connection with the business of the Company and the Company Subsidiaries, and is adequate to conduct the business of the Company and the Company Subsidiaries as currently conducted in all material respects.
Section 3.19    Environmental Matters.
(a)    Except as would not reasonably be expected to have a Material Adverse Effect, the Company, the Company Subsidiaries and their Affiliates are, and since November 30, 2013 have been, in compliance in all material respects with all applicable Environmental Laws, which compliance includes the possession and maintenance of, and compliance with, all Permits required under applicable Environmental Laws for the operation of the business of the Company and the Company Subsidiaries.
(b)    Since November 30, 2013, neither the Company nor any of the Company Subsidiaries nor, in connection with activities on any Company Real Property, any race team, in each case, has transported, produced, processed, manufactured, generated, used, treated, handled, stored, released or disposed of any Hazardous Substances, except in compliance in all material respects with applicable Environmental Laws and except as would not reasonably be expected to give rise to material liability for investigation, response or remediation activities.
(c)    Except as would not reasonably be expected to have a Material Adverse Effect, none of the Company, any of the Company Subsidiaries or their Affiliates, or any party whose activities could give rise to liability of the Company or any of the Company Subsidiaries has exposed any employee or any third party to Hazardous Substances.
(d)    There have been no releases of Hazardous Substances at, on, under or from any real property currently, or formerly, owned, leased or operated by the Company or the Company

Subsidiaries, excluding such releases that would not reasonably be expected to give rise to material liability for investigation, response or remediation activities.
(e)    As of the date hereof, to the Knowledge of the Company, there are no wetlands (as that term is defined in Section 404 of the Federal Water Pollution Control Act, as amended, 33 U.S.C. Section 1254, and applicable state laws) at any real property currently owned or operated by the Company or any of the Company Subsidiaries that would materially affect any ongoing development or currently planned development of the Company and the Company Subsidiaries.
(f)    Except as would not reasonably be expected to have a Material Adverse Effect, as of the date hereof, neither the Company nor any of the Company Subsidiaries is a party to or is the subject of any pending or, to the Knowledge of the Company, threatened Action (i) seeking to impose any financial responsibility for any investigation, cleanup, removal, containment or any other remediation or compliance under any Environmental Law or (ii) alleging any liability for assumption of, or provision of indemnity against, any liability or obligation of any Person under any Environmental Law. Neither the Company nor any of the Company Subsidiaries is subject to any Order or agreement by or with any Governmental Entity or third party imposing any material liability or obligation with respect to any of the foregoing.
(g)    No Liens are in effect pursuant to any Environmental Law on any of the material Owned Real Property.
(h)    Neither the Company nor any of the Company Subsidiaries is subject to a contractual indemnity obligation against any material liability or obligation of any other Person under any Environmental Law.
(i)    The Company has made available to Parent true and complete copies of all material environmental reports, investigations, assessments, audits and correspondence of the Company or any of the Company Subsidiaries relating to compliance under or liability pursuant to Environmental Laws and that both (i) are in the possession of the Company or any of the Company Subsidiaries and (ii) are not subject to attorney-client privilege, work product doctrine or other applicable privilege.
(j)    Neither the Company nor the Company Subsidiaries own, lease or operate any real property or facility in New Jersey or Connecticut.
The generality of any other representations and warranties in this Agreement notwithstanding, the representations and warranties in this Section 3.19 and in Sections 3.06, 3.07 and 3.20 shall be deemed to be the Company’s sole and exclusive representations and warranties with respect to Environmental matters.
Section 3.20    Insurance. The Company has made available to Parent prior to the date of this Agreement true, complete and correct copies of all insurance policies which are, as of the date of this Agreement, maintained by the Company or the Company Subsidiaries. The Company and each of the Company Subsidiaries maintains insurance coverage against such risks and in such amounts as the Company believes to be reasonably customary for companies of similar size, in the respective geographic regions in which the Company and the Company Subsidiaries operate and in the respective businesses in which the Company and the Company Subsidiaries operate. As of the date hereof, neither the Company nor any of the Company Subsidiaries have received notice of cancellation of any material insurance policy and all premiums due thereunder on or prior to the date of this Agreement have been paid. As of the date hereof, there is no material claim by the Company or any of the Company Subsidiaries pending under any such insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such policies
Section 3.21    IT Systems; Data Protection and Security.
(a)    Except as would not reasonably be expected to have a Material Adverse Effect, (i) either the Company or the Company Subsidiaries owns or has a valid right to access and use all computer systems, networks, hardware, technology, software, algorithms, databases, websites, and equipment used to process, store, maintain and operate data, information, and functions used in connection with the business of the Company (the “IT Systems”), as such IT Systems are currently used by the Company, (ii) the IT Systems are in good working condition to effectively perform all information technology operations for which they are used as required in connection with the current operations of the Company and (iii) the Company maintains industry-standard controls and processes that are designed (A) to provide for the back-up and restoration of critical data and Personal Data, (B) to manage physical access to the IT Systems, and (C) to secure and protect customer information and Personal Data collected, stored, maintained, processed or otherwise used by the IT Systems.
(b)    The Company and each of the Company Subsidiaries are, and since November 30, 2016 have been, in compliance with (i) all Privacy and Information Security Requirements, (ii) any and all agreements, including but not limited to privacy policies and other Contracts (including data protection addendums or portions thereof) in effect between such Company and customers and end users of such Company’s products and services, and (iii) Contracts (including data protection addendums or portions thereof) between such Company or any of the Company Subsidiaries, and any third parties, including vendors, marketing affiliates, and other business partners. The Company and the Company Subsidiaries have confidentiality and other necessary agreements in place with all third parties or other Persons whose relationship with the Company or any of the Company Subsidiaries relates to or in any way invokes Privacy and Information Security Requirements of either or both parties. The Company and each of the Company Subsidiaries have taken all necessary steps, including implementation of administrative, physical and technical safeguards, to provide for the physical and electronic security, continuity, integrity and availability of the Company products and services, the IT Systems protected thereby, and other data stored or contained therein and to guard against any unauthorized access or use thereof. Since November 30, 2017, there have not been any unauthorized physical intrusions, or any unauthorized access or use, of any of the IT Systems, that affected the Company, its customers, end users, vendors or any third parties or compromised the data stored or contained therein. Since November 30, 2017, no Person has made any illegal or unauthorized use of Personal Data that was collected or processed by or on behalf of the Company or the Company Subsidiaries. Further, there has not been since November 30, 2017 any breach in connection with Personal Data that would require the Company or any of the Company Subsidiaries to notify a Person or Governmental Entity of such breach. There is no pending Action, and, to the Knowledge of the Company, no Person has threatened to commence any Action alleging that any Person has made any illegal or unauthorized use of Personal Data that was collected or processed by or behalf of the Company or any of the Company Subsidiaries. Since November 30, 2017, there has not been a violation of any Law or Privacy and Information Security Requirement relating to or arising out of the Company’s policies, programs and procedures.
Section 3.22    Brokers and Other Advisors. Other than the Special Committee Financial Advisor pursuant to an engagement letter, a copy of which has been made available to Parent, no Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Company or any of Company Subsidiaries.
ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Except as set forth in the corresponding sections of the disclosure letter delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Schedule”) (it being agreed that disclosure of any item in any section of the Parent Disclosure Schedule shall be deemed to be disclosed with respect to any other section of the Parent Disclosure Schedule to the extent the relevance of such item to such other section is reasonably apparent on its face to the Company without independent inquiry), Parent and Merger Sub hereby represent and warrant to the Company as follows:
Section 4.01    Organization and Qualification. Each of Parent and Merger Sub is duly organized, validly existing and in active status under the Laws of Florida. Merger Sub is a direct, wholly owned Subsidiary of Parent, and has been formed solely for the purpose of consummating the transactions contemplated by this Agreement and the Financing Commitments. Except for Liabilities and activities contemplated by this Agreement and the Financing Commitments or any Liability of Merger Sub to Parent created in connection with the Closing, Merger Sub has not incurred any obligations or Liabilities or engaged in any business activities of any kind prior to the Closing. All issued and outstanding shares of common stock, par value $0.01 per share, of Merger Sub are and will remain beneficially owned by Parent prior to the Closing.
Section 4.02    Capitalization.
(a)    The authorized capital stock of Merger Sub consists solely of 10,000 shares of Merger Sub Common Stock. As of the date of this Agreement, there are 1,000 shares of Merger Sub Common Stock issued and outstanding, all of which are held directly by Parent, free and clear of all Liens. All of the outstanding shares of Merger Sub common stock have been duly authorized and validly issued and are fully paid and nonassessable and free of preemptive rights. Merger Sub has no outstanding options, warrants, rights or any other agreement or arrangement pursuant to which any Person other than Parent may acquire any capital stock of, or other equity interest in, Merger Sub.
(b)    Except for the Rollover Shares or as contemplated by this Agreement, neither Parent nor Merger Sub owns, directly or indirectly, (i) any shares of capital stock or other equity securities of the Company or any of the Company Subsidiaries or (ii) any securities that are convertible, exchangeable or exercisable into shares of Company Common Stock.
Section 4.03    Authorization.
(a)    Each of Parent and Merger Sub has all requisite corporate or other power and authority and has taken all corporate action necessary in order to execute and deliver, and perform its obligations under, this Agreement and, assuming the truth of the representations and warranties set forth in Section 3.14, to consummate the transactions contemplated by this Agreement, including the Merger, subject only to the approval of this Agreement by the affirmative vote of Parent in its capacity as the sole shareholder of Merger Sub.
(b)    This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes the valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, or similar laws affecting creditors’ rights generally or by general equitable principles.
Section 4.04    Consents.
(a)    Assuming that the consents, approvals, qualifications, orders, authorizations and filings referred to in Section 4.04(b) have been made or obtained and, assuming the truth of the representations and warranties set forth in Section 3.14, the execution, delivery and performance by each of Parent and Merger Sub of this Agreement will not (with or without notice or lapse of time) result in any violation of, be in conflict with, result in a breach of, or constitute a default (or trigger or accelerate loss of rights or benefits or accelerate performance or obligations required) under:
(i)    any provision of the organizational documents of Parent or Merger Sub; or
(ii)    any Law or Judgment to or by which Parent or Merger Sub or their respective properties is subject or bound, except for such violations, conflicts, breaches or defaults that would not, together with all such other violations, conflicts, breaches and defaults, reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement.
(b)    No consent, approval, qualification, order or authorization of, or filing with, any Governmental Entity is required in connection with the valid execution, delivery or performance of this Agreement by Parent or Merger Sub or the consummation of any other transaction contemplated on the part of Parent or Merger Sub under this Agreement, except for applicable requirements, if any, of (i) the Exchange Act, state securities laws or “blue sky” laws and the FBCA, (ii) the HSR Act, (iii) the filing of the Articles of Merger with the Department of State of the State of Florida, (iv) the consents, approvals, authorizations, waivers, permits, filings and notifications set forth on Section 4.04(b) of the Parent Disclosure Schedule and (v) assuming the accuracy of Section 3.06(b), such other consents, approvals, authorizations, waivers, permits, filings and notifications, in each case the failure to obtain which would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement.
Section 4.05    Financing. Section 4.05 of the Parent Disclosure Schedule sets forth true and complete copies of an executed debt commitment letter and related term sheets (the “Debt Commitment Letter” or the “Financing Commitments”) from Goldman Sachs Bank USA, Bank of America, N.A., BofA Securities, Inc., PNC Bank, National Association and PNC Capital Markets LLC (the “Lenders”), pursuant to which, and subject to the terms and conditions of which, the Lenders have committed to provide Parent and/or Merger Sub with financing in the amounts described therein, the proceeds of which may be used to consummate the Merger and the other transactions contemplated by this Agreement (the “Debt Financing” or the “Financing”). As of the date hereof, each of the Financing Commitments is a legal, valid and binding obligation of Parent and, to the Knowledge of Parent, the other parties thereto, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws of general applicability affecting creditors’ rights generally and general principles of equity. As of the date hereof, each of the Financing Commitments is in full force and effect, and none of the Financing Commitments has been withdrawn, rescinded or terminated or otherwise amended, supplemented or modified in any respect and no waiver has been granted thereunder, no such amendment, supplement, waiver or modification is contemplated, and, to the Knowledge of Parent, no withdrawal or rescission thereof is contemplated. As of the date hereof, neither Parent nor Merger Sub is in breach of any of the material terms or conditions set forth in any of the Financing Commitments. As of the date hereof, there is no fact or occurrence existing on the date hereof that, with or without notice, lapse of time or both, could (A) make any of the assumptions or any of the statements set forth in the Financing Commitments inaccurate, (B) result in any of the conditions in the Financing Commitments not being satisfied on a timely basis at or prior to the time that the Closing is required to occur pursuant to the terms of this Agreement, (C) constitute a breach by Parent under the terms and conditions of the Debt Commitment Letter, (D) cause any of the Financing Commitments to be ineffective or (E) otherwise result in the Financing not being available on a timely basis at or prior to the time that the Closing is required to occur pursuant to the terms of this Agreement in order to consummate the transactions contemplated by this Agreement. As of the date hereof, no Lender has notified Parent or Merger Sub of its intention to terminate any Financing Commitment or not to provide the Financing. Assuming (1) the Financing is funded in accordance with its terms and conditions, (2) the Rollover Shares are transferred to Parent in connection with the Rollover Share Transfers and (3) the satisfaction of the conditions to the Company’s obligation to consummate the Merger set forth in Section 6.01 and Section 6.02 and the Company’s compliance with its obligations in Section 6.03, the Financing will, together with other funds available to Parent, provide Parent with cash proceeds on the Closing Date sufficient for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement and under the Debt Commitment Letter, including the payment of the Merger Consideration, the payment of any fees and expenses of or payable by Parent, Merger Sub or the Surviving Corporation, any payments in respect of equity compensation obligations to be made in connection with the Merger, and for any repayment or refinancing of any outstanding Indebtedness of Parent, the Company, and their respective Subsidiaries contemplated by, or required in connection with the transactions described in, this Agreement or the Debt Commitment Letter (such amounts, collectively, the “Merger Amounts”). Parent or Merger Sub has paid in full any and all commitment or other fees required by any Financing

Commitment that are due as of the date hereof, and will pay, after the date hereof, all such commitments and fees as they become due. There are no side letters, understandings or other agreements, Contracts or arrangements of any kind relating to the Financing that could affect the availability, conditionality, enforceability or aggregate principal amount of the Financing contemplated by the Debt Commitment Letter. As of the date hereof, Parent has provided the Company a complete copy of all fee letters (collectively, the “Fee Letter”) relating to the Debt Commitment Letter, subject to redactions solely of fee amounts, pricing caps, “market flex” and economic terms, none of which redacted provisions could affect the conditionality, enforceability, availability or aggregate principal amount of the Financing. There are no conditions precedent related to the funding of the full amount of the Financing or any contingencies that would permit the Lenders to reduce the total amount of the Financing (including any condition or other contingency relating to the amount or availability of the Financing pursuant to any “flex” provision), other than as explicitly set forth in the Financing Commitments. Assuming the satisfaction of the conditions to the Company’s obligation to consummate the Merger, neither Parent nor Merger Sub has any reason to believe that it will be unable to satisfy on a timely basis any conditions to the funding of the full amount of the Financing at or prior to the date that the Closing is required to occur pursuant to the terms of this Agreement, that the Financing will not be available to Parent or Merger Sub on the date that the Closing is required to occur pursuant to the terms of this Agreement, or that any of the Lenders will not perform its obligations thereunder. In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by Parent, Merger Sub or any of their respective Affiliates or any other financing or other transactions be a condition to any of Parent’s or Merger Sub’s obligations under this Agreement.
Section 4.06    Ownership of Shares. As of the date hereof, the Rollover Shareholders beneficially own 231,925 shares of Class A Common Stock in the aggregate (a portion of which includes unvested Company Restricted Shares) and 16,925,864 shares of Class B Common Stock in the aggregate. As of immediately prior to the Effective Time, Parent will beneficially own at least 231,925 shares of Class A Common Stock in the aggregate minus the number of shares of Class A Common Stock withheld, if any, in respect of applicable withholding Taxes and other applicable deductions in connection with the vesting of Company Restricted Shares, and 14,794,029.5 shares of Class B Common Stock in the aggregate.
Section 4.07    No Other Transactions. As of the date of this Agreement, except as set forth on Section 4.07 of the Parent Disclosure Schedule and other than the Rollover Letter Agreement (a copy of which has been provided to the Company prior to the execution of this Agreement), and any agreements between the Company and its directors or officers, none of Parent, Merger Sub or any of their Affiliates (other than the Company) is party to any Contract or commitment to enter into agreements, arrangements or understandings (whether oral or written) (i) with any member of the Company’s management or directors as of the date hereof that relate in any way to the Merger or (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any shareholder of the Company agrees to vote to approve this Agreement.
Section 4.08    Litigation. As of the Business Day prior to the date hereof, there is no Action pending or, to the Knowledge of each of Parent or Merger Sub, threatened against Parent or Merger

Sub, as applicable, which would, individually or in the aggregate, reasonably be expected to prevent or materially delay, interfere with or hinder the consummation by Parent and Merger Sub of the Merger or the compliance by Parent and Merger Sub with its obligations under this Agreement, if adversely determined. As of the Business Day prior to the date hereof, there is no order, writ or injunction of any Governmental Entity or arbitrator outstanding against Parent or Merger Sub, as applicable, which is material to Parent or Merger Sub, as applicable.
Section 4.09    Brokers and Other Advisors. Except for fees payable to the Persons set forth on Section 4.09 of the Parent Disclosure Schedule pursuant to an engagement letter, no Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.
ARTICLE V

CERTAIN COVENANTS AND AGREEMENTS
Section 5.01    Certain Actions Pending Merger. Except as required by applicable Law, as set forth in Section 5.01 of the Company Disclosure Schedule, as expressly contemplated by this Agreement or with respect to actions or omissions taken by or which have been specifically directed by any Designated Individual, the Company covenants and agrees, as to itself and the Company Subsidiaries, that, after the date of this Agreement and prior to the Effective Time, the business of the Company and the Company Subsidiaries shall be conducted in all material respects in the ordinary and usual course consistent with past practice and, to the extent consistent therewith, the Company shall, and shall cause each Company Subsidiary to, use their respective reasonable best efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, sanctioning bodies, team owners, drivers, sponsors, media organizations, fans, event attendees, suppliers, licensors, licensees, distributors, creditors, lessors, employees, business associates and other third parties. Without limiting the generality of the foregoing, except as required by applicable Law, as set forth in Section 5.01 of the Company Disclosure Schedule, or as expressly contemplated by this Agreement or with respect to actions or omissions taken by or which have been specifically directed by any Designated Individual, the Company covenants and agrees, as to itself and the Company Subsidiaries that, after the date of this Agreement and prior to the Effective Time, the Company shall not, and shall cause each Company Subsidiary not to, without the prior written consent of Parent:
(a)     (i) adjust, split, combine or reclassify any of its capital stock or other equity interests or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock, (ii) set any record dates or payment dates for the payment of any dividends or distributions (whether payable in cash, stock, property or a combination thereof) on its capital stock, or make, declare, set aside or pay any dividends on, or make any other distribution in respect of, any of its capital stock, except, in each case, for (x) the Company’s regular annual dividend in a manner consistent with past practice (including with respect to the timing of payment, source of funds and aggregate amount thereof) and (y) any such dividends or distributions from any Company Subsidiary to the Company or any other Company Subsidiary, (iii) repurchase, redeem or otherwise acquire any shares of the capital stock of the Company or the Company Subsidiaries, or any other equity interest or any rights, warrants or options to acquire any such shares or interests (other than the acceptance of shares of Company Common Stock as payment for the exercise price or withholding Taxes incurred in connection with the vesting, exercise or settlement of Company Equity Awards); or (iv) enter into any voting agreement with respect to the capital stock of the Company;
(b)    (i) issue, authorize the issuance of, grant, deliver, pledge, encumber, sell or purchase any shares of its capital stock or other equity interests, or rights, warrants or options to acquire, or securities convertible or exchangeable into any such shares of capital stock or other equity interests, other than to the Company or the issuance of Company Common Stock issuable pursuant to Company Equity Awards issued under the Company Stock Plans and outstanding as of the date of this Agreement as set forth in Section 3.02(a) or as are issued after the date hereof as permitted under this Agreement, (ii) amend or modify any term or provision of any of its outstanding equity securities or (iii) accelerate or waive any restrictions pertaining to the vesting of any options or other equity awards, warrants or other rights of any kind to acquire any shares of capital stock;
(c)    amend or propose to amend (by merger, consolidation or otherwise) its articles of incorporation, bylaws or other organizational documents in any manner or adopt or implement any shareholder rights agreement, “poison pill” or similar plan or agreement;
(d)    (i) merge or consolidate with any other Person, or (ii) acquire or agree to acquire, directly or indirectly, by merger or otherwise, or by purchasing a substantial equity interest in, any Person, business, assets or capital stock of any other Person for, in the case of clause (ii), consideration in excess of $1,000,000 individually or $5,000,000 in the aggregate;
(e)     except (x) as set forth on Section 5.01(e) of the Company Disclosure Schedule and (y) for guarantees of Guaranteed Obligations (as defined in the Subsidiary Guaranty as in effect as of the date hereof), (i) create, incur, issue, redeem, renew, syndicate or refinance any long-term Indebtedness for money borrowed in excess of $1,000,000 (excluding draws upon existing credit facilities not to exceed $5,000,000 in the aggregate after the date hereof), (ii) assume, guarantee, endorse or otherwise become liable or responsible (directly or contingently) for Indebtedness for borrowed money in excess of $1,000,000, (iii) enter into any swap or hedging transaction or other derivative agreement, (iv) make any loans, capital contributions to, investments in or advances in excess of $1,000,000 in the aggregate to any Person (other than the Company or any Company Subsidiary);
(f)    change its fiscal year or, except as may be required by changes in applicable Law or GAAP, change any method, practice or principle of financial accounting or financial reporting;
(g)    except as set forth on Section 5.01(g) of the Company Disclosure Schedule or as required under applicable Law or the terms of any Benefit Plan, (i) materially increase the compensation or benefits of, or make any loans to, any current or former directors of the Company or any Company Subsidiary, Key Employees or other individual service providers who are not employees of the Company or any Company Subsidiary, (ii) grant, provide, or increase any bonus, severance, change of control or retention payments or benefits to any current or former directors of the Company or any Company Subsidiary, Key Employees or other individual service providers who are not employees of the Company or any Company Subsidiary, or grant, issue, or modify any equity or equity-based awards to any current or former directors of the Company or any Company Subsidiary, Key Employees or other individual service providers who are not employees of the Company or any Company Subsidiary that may be settled in any capital stock or other equity interests or securities of the Company or any Company Subsidiaries, (iii) establish, adopt, or enter into any new collective bargaining, employment, bonus, pension, other retirement, deferred compensation, equity compensation, change in control, severance, retention or other compensation or benefit agreement, plan or arrangement for the benefit of any current or former directors of the Company or any Company Subsidiary, Key Employees or other individual service providers who are not employees of the Company or any Company Subsidiary, (iv) materially amend or materially modify any existing Benefit Plan, (v) accelerate the payment of compensation or benefits to any Company Employee or non-employee director, (vi) hire any new executive officer of the Company or promote or terminate the employment service (other than for cause) of any Key Employee, or (vii) renew or enter into any material modification of any labor agreement or implement or announce any material reduction in labor force or mass lay-offs;
(h)    settle, otherwise compromise or enter into any consent, decree, injunction or similar restraint or form of equitable relief in settlement of, or fail to defend, any Action other than such actions (A) in the ordinary course of business, consistent with past practice and where the amounts paid or to be paid with respect to all Actions are in an amount less than $5 million in the aggregate (net of amounts covered by insurance or indemnification agreements with third parties), (B) that do not involve the admission of wrongdoing by the Company or any of the Company Subsidiaries and (C) that do not impose any restrictions on the business of the Company, any of the Company Subsidiaries, Parent, the Surviving Corporation or any of their respective Affiliates following the Effective Time;
(i)    transfer, market, sell, lease, license, mortgage, pledge or otherwise surrender, encumber, relinquish, abandon or dispose of any tangible or intangible assets, property (including real property) or rights (including capital stock of a Company Subsidiary) with a consideration or fair market value in excess of $1 million individually or $10 million in the aggregate, other than to the Company or a wholly owned Company Subsidiary;
(j)    except as otherwise set forth in this Agreement or, with respect to clause (i) only, renewals, extensions or amendments in the ordinary course of business consistent with past practice, (i) cancel, terminate, extend, renew or amend any Material Contract, (ii) waive, release or assign, in any respect, any rights or obligations under any Material Contract or (iii) enter into any Contract which would have been a Material Contract if entered into prior to the date hereof, except, in the case of clauses (i) and (ii);
(k)    make, rescind or change any material Tax election, file any material amended Tax Return, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Tax Law) with respect to a material amount of Taxes, settle or compromise any material Tax claim or assessment with any Governmental Entity, surrender any right to claim a material refund of Taxes or other offset or reduction in liability of a material amount of Taxes, request any material Tax ruling, change an annual Tax accounting period or adopt or change any material method of Tax accounting, or (other than with respect to a Tax matter described on Section 3.17 of the Company Disclosure Schedule or pursuant to an extension of time to file a Tax Return) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Company or any Company Subsidiary;
(l)     transfer, sell, assign, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any Company IP, other than in the ordinary course of business consistent with past practice;
(m)     adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary;
(n)    enter into, waive, or amend, in a manner adverse to the Company or any Company Subsidiary, any Related Party Agreement;
(o)    authorize, or enter into any commitment for, any capital expenditures with respect to tangible property or real property, other than any capital expenditure (x) that has already been approved by the Company Board as of the date of this Agreement or (y) made in the ordinary course of business consistent with past practice provided that the aggregate amount of all such capital expenditures made pursuant to this clause (y) shall not exceed $10 million in the aggregate;
(p)    (i) enter into any new line of business other than the lines of business in which the Company and the Company Subsidiaries are currently engaged as of the date of this Agreement or (ii) establish any new Subsidiary or joint venture;
(q)    (i) with respect to any Owned Real Property, enter into any agreement regarding the sale or, except for agreements that do not have a term which exceeds 6 months (provided that in no event may the term of such agreement continue beyond the Closing Date) or have a value in excess of $1 million in the aggregate, use or occupancy thereof (including leases, licenses, easements, option agreements, rights of refusal or similar agreements) or (ii) with respect to any Leased Real Property, enter into any agreement regarding the use or occupancy thereof (including subleases or license agreements) which have a term which exceeds 6 months (provided that in no event may the term of such agreement continue beyond the Closing Date) or have a value in excess of $1 million in the aggregate, or modify or amend any Company Leases;
(r)    take any actions or omit to take any actions that would or would be reasonably be expected to (i) result in any of the conditions set forth in ARTICLE VI not being satisfied or (ii) materially impair or delay the ability of the Parties to consummate the transactions contemplated hereby in accordance with the terms hereof; or
(s)    enter into any agreement or arrangement to, or make any commitment to, take any of the actions prohibited by this Section 5.01.

Section 5.02    Proxy Statement; SEC Filings.
(a)    The Company shall (i) as promptly as practicable after the date of this Agreement (and in any event within 30 Business Days following the date hereof), prepare and file with the SEC a proxy statement relating to the Company Shareholders’ Meeting (together with any amendments thereof or supplements thereto and any other required proxy materials, the “Proxy Statement”), (ii) respond as promptly as reasonably practicable to any comments received from the staff of the SEC with respect to such filings, (iii) as promptly as reasonably practicable, prepare and file any amendments or supplements necessary to be filed in response to any such comments, (iv) use its reasonable best efforts to have the Proxy Statement comply with the rules and regulations of the SEC, cleared by the staff of the SEC and thereafter mail to its shareholders such Proxy Statement as promptly as practicable following such clearance, and (v) to the extent required by applicable Law, promptly file and mail to the Company shareholders any supplement or amendment to the Proxy Statement. The Company will provide Parent a reasonable opportunity to review and comment upon the Proxy Statement, or any amendments or supplements thereto, prior to filing the same with the SEC, and shall reasonably consider Parent’s comments in good faith. The Company shall promptly notify Parent upon the receipt of any comments (written or oral) received from the SEC or its staff or any requests from the SEC or its staff for amendments or supplements to the Proxy Statement, shall consult with Parent and provide Parent with the opportunity to review and comment upon any response to such comments or requests prior to responding to any such comments or requests and shall reasonably consider Parent’s comments in good faith, and shall provide Parent promptly with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC and its staff, on the other hand. Parent shall cooperate with the Company in connection with the preparation and filing of the Proxy Statement, including as promptly as reasonably practicable furnishing the Company, upon request, with any and all information as may be reasonably required to be set forth in the Proxy Statement under the Exchange Act.
(b)    All filings made by the Company with the SEC (including all filings required under the Exchange Act) in connection with the transactions contemplated hereby shall be subject to the prior review by, and reasonable comments of, Parent, and the Company will consider all comments of the Parent in good faith.
(c)    The Company and Parent shall cooperate to (i) concurrently with the preparation and filing of the Proxy Statement, jointly prepare and file with the SEC a Rule 13E-3 Transaction Statement on Schedule 13E-3 (together with any amendments thereof or supplements thereto, the “Schedule 13E-3”) relating to the transactions contemplated by this Agreement, and furnish to each other all information concerning such Party as may be reasonably requested in connection with the preparation of the Schedule 13E-3, (ii) respond as promptly as reasonably practicable to any comments received from the staff of the SEC with respect to such filings and consult with each other prior to providing any response, (iii) as promptly as reasonably practicable, prepare and file any amendments or supplements necessary to be filed in response to any such comments, (iv) use reasonable best efforts to have cleared by the staff of the SEC the Schedule 13E-3 and (v) to the extent required by applicable Law, as promptly as reasonably practicable prepare and file any supplement or amendment to the Schedule 13E-3. Each party shall promptly notify the other upon the receipt of any comments (written or oral) received from the SEC or its staff or any requests from the SEC or its staff for amendments or supplements to the Schedule 13E-3.
(d)    The Company agrees that (i) none of the information included or incorporated by reference in the Proxy Statement or the Schedule 13E-3 will, at the date it is first mailed to the shareholders of the Company or filed with the SEC, as applicable, or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) the Proxy Statement and the Schedule 13E-3 will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder; provided, that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein to the extent based on information supplied by or on behalf of Parent or Merger Sub or any Affiliate of Parent or Merger Sub in connection with the preparation of the Proxy Statement or the Schedule 13E-3 for inclusion or incorporation by reference therein.
(e)    If, at any time prior to the Company Shareholders’ Meeting any information relating to the Company or Parent or any of their respective Affiliates should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement or Schedule 13E-3, as applicable, so that the Proxy Statement or Schedule 13E-3, as applicable, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party, and, to the extent required by applicable Law, the Company (or the Company and Parent jointly, in the case of the Schedule 13E-3) shall disseminate an appropriate amendment thereof or supplement thereto describing such information to the Company’s shareholders. In addition, if, in connection with a marketing effort contemplated by the Debt Commitment Letter, Parent requests the Company to file a Current Report on Form 8-K pursuant to the Exchange Act that contains material non-public information with respect to the Company and its subsidiaries, which information Parent reasonably determines to include in marketing materials for the Debt Financing, then the Company shall file such Current Report on Form 8-K
(f)    Subject to Section 5.04, the Company Recommendation shall be included in the Proxy Statement and the Schedule 13E-3, and the Company shall use reasonable best efforts to secure the Required Shareholder Vote.
Section 5.03    Company Shareholders’ Meeting. The Company will call, duly give notice of in compliance with applicable Law and hold a meeting of the shareholders of the Company for the purpose of voting upon the approval of this Agreement (such meeting, the “Company Shareholders’ Meeting”). The Company Shareholders’ Meeting will be held as promptly as practicable following the earliest of the date on which the SEC staff advises the Company that it has no further comments on the Proxy Statement and Schedule 13E-3 or that it is not reviewing the Proxy Statement and Schedule 13E-3. The date of the Company Shareholders’ Meeting and the record date therefor shall be set in consultation with Parent. The Company shall use its reasonable best efforts to solicit or cause to be solicited from its shareholders proxies in favor of the Required

Shareholder Vote. The Company shall not postpone or adjourn the Company Shareholders’ Meeting, except to the extent required by applicable Law or requested by Parent (in Parent’s sole discretion) to permit additional time to solicit the Required Shareholder Vote if sufficient proxies constituting the Required Shareholder Vote have not been received by the Company; provided that the Company Shareholders’ Meeting shall only be postponed or adjourned for a minimum period of time reasonable under the circumstances (it being understood that any such postponement or adjournment shall not affect the Company’s obligation to hold the Company Shareholders’ Meeting as aforesaid). Each Party shall keep the other Party reasonably updated with respect to proxy solicitation results. Notwithstanding anything to the contrary contained in this Agreement, unless this Agreement shall have been terminated prior to the date of the Company Shareholders’ Meeting in accordance with its terms, the obligation of the Company to call, give notice of, convene and hold the Company Shareholders’ Meeting in accordance with this Section 5.03 shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal or by the making of an Adverse Company Recommendation.
Section 5.04    No Solicitation; No Adverse Company Recommendation.
(a)    The Company shall, and shall cause the Company Subsidiaries, their Affiliates and its and their respective Representatives to immediately cease and cause to be terminated any and all existing activities, discussions, information sharing, solicitations, encouragement or negotiations with any other Person conducted heretofore with respect to, or which could reasonably be expected to lead to, any Acquisition Proposal and promptly (but in any event within twenty-four (24) hours after the execution of this Agreement) shall request that all non-public information previously provided by or on behalf of the Company, any of the Company Subsidiaries or any of their respective Representatives to any such Person be returned or destroyed in accordance with any applicable confidentiality agreement between the Company and such Person. In addition, except as expressly permitted by this Section 5.04 and except for actions and omissions taken by or which have been specifically directed by any Designated Individual, the Company shall not, and shall cause the Company Subsidiaries not to, and shall cause its and their respective Affiliates, officers and directors (in their capacities as such), employees, investment bankers, attorneys, accountants, consultants and other advisors and representatives (such officers and directors (in their capacities as such), employees, investment bankers, attorneys, accountants, consultants and other advisors or representatives, collectively, but excluding each Designated Individual, “Representatives”) not to, directly or indirectly:
(i)    initiate, solicit or knowingly encourage, induce, facilitate (including by way of furnishing information) or assist any inquiries or the making, submission, announcement or commencement of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal;
(ii)    approve, endorse, recommend, execute or enter into any Contract, commitment or agreement in principle, including any letter of intent, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or similar agreement, relating to, or that could reasonably be expected to lead to, any Acquisition Proposal (other than an Acceptable Confidentiality Agreement pursuant to the terms and conditions of Section 5.04(b));
(iii)    enter into any Contract, commitment or agreement in principle that requires the Company to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by this Agreement, or to breach its obligations hereunder, or propose or agree to do any of the foregoing;
(iv)    fail to enforce, or grant any waiver under, any confidentiality, standstill or similar agreement (or any standstill or confidentiality provision of any other Contract or agreement) with any Person or any “moratorium,” “control-share acquisition,” “fair price,” “interested shareholder,” “affiliated transaction,” “business combination,” or other antitakeover applicable Law (and the Company will use its reasonable best efforts to enforce or cause to be enforced to the fullest extent permitted by applicable Law each such agreement);
(v)    enter into, engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide or furnish any non-public information or data relating to, the Company or any of the Company Subsidiaries or afford access to the business, properties, assets, books and records or personnel of the Company or any of the Company Subsidiaries to any Person (other than Parent, Merger Sub, or any of their respective Affiliates or Representatives) that could reasonably be expected to lead to any Acquisition Proposal or could initiate, solicit, encourage, induce or assist with the making, submission, announcement or commencement of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal;
(vi)    otherwise knowingly facilitate any effort or attempt to make any Acquisition Proposal; or
(vii)    resolve, propose or agree to do any of the foregoing.
(b)    Notwithstanding Section 5.04(a), from the date hereof until the Required Shareholder Vote has been obtained, in the event that the Company receives an unsolicited, bona fide written Acquisition Proposal which did not, directly or indirectly, result from or arise out of a breach of this Section 5.04 and the Special Committee determines by resolution, in good faith, (A) after consultation with its outside financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and (B) after consultation with outside legal counsel, that the failure to take the actions set forth in clauses (x) and (y) below with respect to such Acquisition Proposal would breach its fiduciary duties under applicable Law, then the Company may (x) furnish access and non-public information with respect to the Company and the Company Subsidiaries to the Person who has made such Acquisition Proposal pursuant to an Acceptable Confidentiality Agreement (as long as all such information provided to such Person has previously been provided to Parent or is provided to Parent prior to or concurrently with the time it is provided to such Person) and (y) participate in discussions and negotiations with such Person regarding such Acquisition Proposal.

(c)    The Company shall (i) promptly (and, in any event, within twenty-four (24) hours) following receipt of any inquiry, proposal or offer with respect to, or which could reasonably likely lead to, any Acquisition Proposal, or any requests for nonpublic information from, or any discussions or negotiations being sought to be initiated or continued with, the Company, any of the Company Subsidiaries or any of their Affiliates or Representatives (all of the foregoing, an “Inquiry”), notify Parent orally and in writing by email of such Inquiry or Acquisition Proposal, indicating in such notice the name of such Person making such Inquiry or Acquisition Proposal and summarizing the terms and conditions of any proposals or offers, and such notice shall include, as applicable, copies of any email correspondence or other written requests, proposals or offers, including proposed agreements, and summaries of all oral communications, sent or provided to or by the Company, any of the Company Subsidiaries or any of their Affiliates or Representatives in connection with any Inquiry or Acquisition Proposal), and (ii) thereafter provide Parent promptly (and in any event within twenty-four (24) hours) with (A) all information, material developments, discussions or negotiations regarding all oral or written communications, with respect to any such Inquiry or Acquisition Proposal, including the status thereof and any determinations made, or actions taken, pursuant to Section 5.04(b), and (B) all material nonpublic information concerning the Company or the Company Subsidiaries provided to the Person making such Inquiry or Acquisition Proposal that was not previously provided to Parent.
(d)    Except as set forth in Section 5.04(e), neither the Company Board nor any committee thereof (including the Special Committee) shall, directly or indirectly, (i)(A) withhold, withdraw, suspend or qualify (or amend or modify in any manner adverse to Parent) or publicly propose to withhold, withdraw, suspend or qualify (or amend or modify in any manner adverse to Parent ) the Company Recommendation or fail to include the Company Recommendation in the Proxy Statement, (B) adopt, approve, endorse or recommend or otherwise declare advisable an Acquisition Proposal, (C) fail to publicly reaffirm its approval or recommendation of this Agreement and the Merger as promptly as practicable (but in any event within three (3) Business Days) after receipt of a written request by Parent to provide such reaffirmation (provided that Parent shall not make more than one such request per calendar week), (D) fail to recommend against any tender offer or exchange offer for the shares of Company Common Stock within five (5) Business Days after commencement of such tender offer or exchange offer, (E) fail to include the Company Recommendation in the Proxy Statement, or (F) resolve or publicly propose to take any action described in the foregoing clauses (any action described in the foregoing clauses (A) through (F), an “Adverse Company Recommendation”); or (ii) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, or allow the Company or any of the Company Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding (x) constituting, or providing for, any Acquisition Proposal or (y) requiring it (or that would require it) to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement.
(e)    Notwithstanding anything to the contrary set forth in this Agreement, from the date hereof until the Required Shareholder Vote has been obtained, the Company Board, acting upon the recommendation of the Special Committee, may make an Adverse Company Recommendation if the Company Board, acting upon the recommendation of the Special Committee, has determined in good faith, after consultation with its outside financial advisor and outside legal counsel, that the failure to take such action would breach its fiduciary duties under applicable Law, solely in response to either (x) an Intervening Event, so long as the Company has complied with Section 5.04(e)(i) below, in all respects, or (y) a Superior Proposal received after the date hereof which did not, directly or indirectly, result from or arise out of a material breach of this Section 5.04, so long as the Company has complied with Section 5.04(e)(ii) below, in all respects.
(i)    No Adverse Company Recommendation pursuant to this Section 5.04(e) may be made with respect to an Intervening Event unless:
(A)    the Company shall have provided Parent five (5) Business Days’ prior written notice advising Parent that the Company Board, acting upon the recommendation of the Special Committee, intends to take such action and specifying the facts underlying the determination by the Special Committee that an Intervening Event has occurred, and the facts underlying the reason for the Adverse Company Recommendation, in reasonable detail (a “Notice of Intervening Event”);
(B)    during such five (5) Business Day period, the Company shall, and shall cause its Representatives to, to the extent requested by Parent, negotiate with Parent in good faith to enable Parent to amend this Agreement and the transaction documents contemplated herein in such a manner that enables the Company Board and the Special Committee to maintain the Company Recommendation and not make an Adverse Company Recommendation; and
(C)    upon the expiration of such five (5) Business Day period, taking into consideration any amendments to this Agreement or the transaction documents contemplated herein proposed by Parent, the Company Board, acting upon the recommendation of the Special Committee, has again determined in good faith, after consultation with its financial advisor and outside legal counsel, that, in light of such Intervening Event, the failure to make an Adverse Company Recommendation would breach its fiduciary duties under applicable Law.
The provisions of this Section 5.04(e)(i) shall also apply to any material change to the facts and circumstances relating to an Intervening Event, in which case such change shall require a new Notice of Intervening Event and the Company shall be required to comply again with the provisions of this Section 5.04(e)(i).
(ii)    No Adverse Company Recommendation pursuant to this Section 5.04(e) may be made with respect to a Superior Proposal unless:
(A)    such Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal (which Superior Proposal did not, directly or indirectly, result from, arise out of or constitute a breach of this Section 5.04 at any time); and

(B)    the Company shall have (1) provided Parent five (5) Business Days’ prior written notice (such period of time, the “Company Notice Period”), which notice shall state (x) that the Company has received a Superior Proposal, (y) the material terms of such Superior Proposal (including the identity of the Person making such Superior Proposal) and all relevant transaction documents with respect thereto (including an acquisition agreement with respect to such Superior Proposal), and (z) that the Company intends to make an Adverse Company Recommendation and the reasons therefor (a “Notice of Superior Proposal”), (2) to the extent requested by Parent, engaged in good faith negotiations with Parent during the Company Notice Period to amend this Agreement and the other transaction documents contemplated herein as would enable the Company Board and the Special Committee to maintain the Company Recommendation and not make an Adverse Company Recommendation, (3) considered in good faith any bona fide offer made by Parent to the Company during the Company Notice Period, and (4) upon the expiration of the Company Notice Period, taking into consideration any amendments to this Agreement or the transaction documents contemplated herein proposed by Parent, the Company Board, acting upon the recommendation of the Special Committee, again makes the determination set forth in Section 5.04(e) with respect to its fiduciary duties, it being understood and agreed that any amendment or modification to the financial terms or any other material term of the Superior Proposal shall require a new Notice of Superior Proposal to Parent with respect to such amended or modified Superior Proposal and a new Company Notice Period of four (4) Business Days, and the Company shall be required to comply again with this Section 5.04(e)(ii).
(f)    None of the Company, the Company Board or any committee thereof (including the Special Committee) shall enter into any agreement with any Person to limit or not to give prior notice to Parent of its intention to effect an Adverse Company Recommendation.
(g)    Nothing contained in this Section 5.04 shall be deemed to prohibit the Company Board or the Special Committee from (i) taking and disclosing to the shareholders of the Company a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act (or any similar communication to Company shareholders in connection with the making or amendment of a tender offer or exchange offer) with respect to an Acquisition Proposal or (ii) making any “stop, look and listen” communication to the Company shareholders pursuant to Rule 14d-9(f) under the Exchange Act (it being understood that any “stop, look or listen” communication that contains only the information set forth in Rule 14d-9(f) shall not be deemed to be an Adverse Company Recommendation so long as such communication also reaffirms the Company Recommendation; provided however, that, for the avoidance of doubt, the Company and the Company Board may not effect an Adverse Company Recommendation except to the extent permitted by Section 5.04(e), and any communication pursuant to this Section 5.04 that contains an Adverse Company Recommendation shall be deemed an Adverse Company Recommendation for all purposes under this Agreement.

(h)    In the event that the Company receives an Acquisition Proposal during the pendency of this Agreement, the Company hereby agrees that Parent shall be permitted to propose to the Company one or more amendments to this Agreement, which may include other financing sources.
(i)    The Company shall promptly inform its Representatives of the obligations undertaken in this Section 5.04.
(j)    Notwithstanding anything to the contrary in this Section 5.04, but subject to Section 8.16, the Company agrees that in the event any Company Subsidiary, Affiliate of the Company, any of their respective Representatives or any Representative of the Company takes any action which, if taken by the Company, would constitute a breach by the Company of this Section 5.04, then the Company shall be deemed to have so breached this Section 5.04.
Section 5.05    Reasonable Best Efforts; Regulatory Matters.
(a)    Upon the terms and subject to the conditions of this Agreement and in accordance with applicable Law, each Party shall use its reasonable best efforts (i) to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that the conditions set forth in ARTICLE VI are satisfied and to consummate the transactions contemplated by this Agreement as promptly as practicable, (ii) to make or obtain, as applicable (and to cooperate with the other Parties to make, file or obtain, as applicable), any consents, approvals, authorizations, waivers, permits, filings and notifications of any Governmental Entity or any other third party necessary, proper or advisable to be made or obtained, as applicable, in connection with the transactions contemplated by this Agreement.
(b)    Without limiting the general applicability of Section 5.05(a), each Party shall, in consultation and cooperation with the other, file or cause to be filed with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice the notification and report form required under the HSR Act with respect to the transactions contemplated by this Agreement within fifteen (15) Business Days of the date hereof.
(c)    Each of the Company and Parent agrees that it shall consult with one another with respect to the obtaining of all consents, approvals, authorizations or waivers of Governmental Entities or other third party necessary, proper or advisable to consummate the transactions contemplated by this Agreement and each of the Company and Parent shall keep the other apprised on a prompt basis of the status of matters relating to such consents, approvals, authorizations or waivers. Each party shall cooperate with the other Party to the extent necessary to assist the other Party in the preparation of its HSR Filing and, if requested, to promptly amend or furnish additional information thereunder and Parent shall not withdraw its HSR Filing without the prior written consent of the Company. Parent shall pay all filing fees related to the Filings required under the HSR Act related to the transactions contemplated by this Agreement.
(d)    Each Party shall use reasonable best efforts to furnish to each other all information required for any filing, form, declaration, notification, registration and notice, other than confidential or proprietary information not directly related to the transactions contemplated by this Agreement, and to give the other reasonable prior notice of any such Filing. Unless prohibited by applicable

Law or a Governmental Entity, each of Parent and the Company shall (A) have the right to review in advance and, each consult the other on, any filing made with, or written materials submitted to, any Governmental Entity or other third party in connection with the transactions contemplated by this Agreement, and each Party agrees to consider in good faith any comments of the other Party thereon, (B) promptly furnish to each other copies of all such filings and written materials after their filing or submission and neither the Company nor Parent shall withdraw any such notices, filings or applications without the prior written consent of the other Party, (C) promptly advise each other upon receiving any communication from any Governmental Entity or other third party whose consent, approval, authorization or waiver is required, proper or advisable to consummate the transactions contemplated by this Agreement, including promptly furnishing each other copies of any written or electronic communication, and shall promptly advise each other when any such communication causes such Party to believe that there is a reasonable likelihood that any such consent, approval, authorization or waiver will not be obtained or that the receipt of any such consent, approval, authorization or waiver will be materially delayed or conditioned, (D) not participate in any meeting (whether in person, via teleconference or otherwise) with (i) any Governmental Entity with respect to the Merger or any of the other transactions contemplated by this Agreement and (ii) any third party (excluding Governmental Entities) with respect to any material consent, approval or waiver in connection with the Merger or any of the other transactions contemplated by this Agreement, to the extent permitted by such Governmental Entity or other third party, as applicable, without, in the case of Parent, the Company, and in the case of the Company, Parent; provided, however, that the Parties may reasonably designate material provided to the other party as “Outside Counsel Only Material,” and also may redact any correspondence, Filing or communication shared under this Section 5.05 to the extent such correspondence, Filing or communication contains commercially sensitive information or references concerning the valuation of the Company and the Merger, or to comply with contractual arrangements or applicable Law, or to prevent the loss of privilege.
(e)    Notwithstanding anything to the contrary in this Agreement, with respect to the matters covered in this Section 5.05, the Parties shall jointly develop the strategy relating to the Competition Laws and consult and cooperate with one another, and consider in good faith the views of one another, regarding all analyses, appearances, discussions, negotiations, memoranda, briefs, arguments, opinions, proposals, and other proceedings, made or submitted by or on behalf of either Party in connection with proceedings relating to any Competition Law, and shall jointly coordinate all activities with respect to any consents, approvals, authorizations or waivers of any Governmental Entity necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including jointly determining the strategy for contesting, litigating or otherwise responding to objections to, or Actions challenging, the consummation of the Merger and the other transactions contemplated by this Agreement, in each case subject to good faith consultations with the other Party reasonably in advance and consideration of the other Party’s views. Neither Party shall permit any of its Representatives to make any offer, acceptance or counter-offer to or otherwise engage in negotiations or discussions with any Governmental Entity with respect to any proposed settlement, consent decree, commitment or remedy or, in the event of litigation, discovery, admissibility of evidence, timing or scheduling, except as specifically requested by or agreed with the other Party.

(f)    In furtherance of the covenants set forth in this Section 5.05, if any objections are asserted with respect to the Merger or the other transactions contemplated hereby under any domestic antitrust or Competition Law or if any Action is instituted (or threatened to be instituted) by the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, or any other Governmental Entity challenging the Merger or which would otherwise prohibit, materially impair or materially delay consummation of the Merger, Parent shall take or agree to take all actions necessary, proper or advisable to avoid or eliminate each and every impediment to resolve any such objections or Actions (or threatened Actions) so as to consummate the Merger as soon as reasonably practicable (and, in each case, sufficiently before the Outside Date in order to allow Closing by the Outside Date), provided that notwithstanding anything in this Agreement to the contrary, nothing in this Section 5.05 or elsewhere shall require, or be deemed to require, any Party to take or agree to take any action set forth in this Section 5.05 if doing so would, individually or in the aggregate, be reasonably likely to result in a material impact on the operations, assets, business or financial performance (including with respect to EBITDA) of Parent and the Surviving Corporation on a combined basis after giving effect to the Merger.
Section 5.06    Access.
(a)    Without prejudice to any other rights of Parent and its Affiliates, from the date of this Agreement to the Effective Time, the Company shall allow Parent, Financing Sources and their respective Representatives reasonable access during normal business hours to the personnel, auditors, offices, books and records, correspondence, audits and properties, as well as to all information relating to or otherwise pertaining to the business and affairs, of the Company and the Company Subsidiaries; provided that the Company shall be entitled to redact or withhold information to address reasonable privilege and confidentiality concerns, including with respect to any personally identifiable information or other sensitive information pertaining to individual persons or any trade secret or competitive information; provided further that the Company will use reasonable best efforts to provide such information in a manner that mitigates such concerns. No investigation by Parent or its Representatives pursuant to this Section 5.06 shall affect any representation or warranty of the Company in this Agreement.
(b)    All information and materials provided by the Company to Parent pursuant to this Agreement will be subject to the provisions of the Non-Disclosure Agreement, which will remain in full force and effect in accordance with its terms.
Section 5.07    Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, as the case may be, of (i) the occurrence or non-occurrence of any event of which is reasonably likely to cause any representation or warranty of the Company or Parent, as the case may be, to be untrue or inaccurate at the Closing Date such that the applicable conditions to closing set forth in ARTICLE VI would fail to be satisfied and (ii) any failure by the Company or Parent, as the case may be, to materially comply with or materially satisfy any covenant or other agreement to be complied with by it hereunder such that the applicable conditions to closing set forth in ARTICLE VI would fail to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.07 shall not (x) limit or otherwise affect any remedies available to Parent or the Company or (y) cure any breach of the representations, warranties, covenants, obligations or conditions contained in this Agreement, as the case may be.
Section 5.08    Public Announcements. None of the Parties or their respective Affiliates will issue any press release or otherwise make any public statement with respect to this Agreement and the transactions contemplated hereby without the prior consent of the other Party (which consent will not be unreasonably withheld), except as either party, after consultation with outside counsel, may determine is required (a) by this Agreement, (b) by applicable Law or stock exchange regulation or (c) by a Party to enforce the terms of this Agreement. The Parties will consult (to the extent reasonably practicable if disclosure is required by Law) with each other before issuing, and provide each other the opportunity to review and comment upon, any such press release or other public statement with respect to this Agreement and the transactions contemplated by this Agreement. The Company shall not issue any press release or otherwise make any public statement or disclosure concerning the business, financial condition or results of operations of Parent or its Affiliates (excluding, for avoidance of doubt, the Company and the Company Subsidiaries) without the consent of the Parent. The Parties agree that the initial press release to be issued with respect to the execution of this Agreement shall be in a form reasonably acceptable to Parent and the Company.
Section 5.09    Directors’ and Officers’ Indemnification.
(a)    The provisions of the Surviving Charter and Surviving Bylaws with respect to indemnification, advancement of expenses and limitation of liability of directors and officers may not be amended, repealed or otherwise modified for a period of six (6) years following the Effective Time in any manner that would adversely affect the rights of individuals who, on or prior to the Effective Time, were directors or officers of the Company (each a “Covered Person”), unless such modification is required by applicable Law.
(b)    From and after the Effective Time, each of Parent and the Surviving Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable Law, each Covered Person against any costs or expenses (including reasonable attorneys’ fees and disbursements), Judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising in whole or in part out of, or pertaining to, the fact that such Person is or was a director or officer of the Company or any of the Company Subsidiaries or was serving at the request of the Company or any of the Company Subsidiaries as a director or officer of another Person and pertaining to matters, acts or omissions existing or occurring at or prior to the Effective Time, including matters, acts or omissions occurring in connection with the approval of this Agreement and the transactions contemplated by this Agreement; and, from and after the Effective Time, Parent and the Surviving Corporation shall also advance fees, costs and expenses (including attorneys’ fees and disbursements) as incurred by such Covered Person to the fullest extent permitted by applicable Law; provided that the Covered Person to whom expenses are advanced provides an undertaking, if required by the FBCA, to repay such advances if it is ultimately determined under applicable Law that such Covered Person is not entitled to indemnification. Parent and the Surviving Corporation shall reasonably cooperate with the

Covered Person, and the Covered Person shall reasonably cooperate with Parent and the Surviving Corporation, in the defense of any such claim, action, suit, proceeding or investigation.
(c)    For a period of six (6) years from the Effective Time, Parent shall, or shall cause the Surviving Corporation to, maintain in effect the policies of directors’ and officers’ liability insurance currently maintained by the Company (provided that Parent may substitute therefor policies with a substantially comparable insurer (with the same or better credit rating as the Company’s insurance carrier for directors’ and officers’ liability insurance as of the date hereof) of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims against any Covered Person and any other Person who is or was a director or officer of the Company or any of the Company Subsidiaries or was serving at the request of the Company or any of the Company Subsidiaries as a director or officer of another Person for claims arising from facts or events which occurred at or before the Effective Time (including the transactions contemplated by this Agreement); provided that Parent shall not be obligated to expend, on an annual basis, an amount in excess of 300% of the current annual premium paid as of the date hereof by the Company for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then Parent shall cause to be maintained policies of insurance which, in Parent’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, Parent may (and with the prior written consent of Parent, the Company may use its reasonable best efforts to) obtain at or prior to the Effective Time a six-year “tail” policy under the Company’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap. If Parent or the Company purchases such a “tail policy,” Parent or the Surviving Corporation shall maintain such “tail policy” in full force and effect and continue to honor its obligations thereunder.
(d)    None of Parent, the Company or the Surviving Corporation shall settle, compromise or consent to the entry of any Judgment in any threatened or actual Action covered under this Section 5.09 (each, a “Claim”) for which a Covered Person is entitled to indemnification hereunder, unless such settlement, compromise or consent includes an unconditional release of such Covered Person from all liability arising out of such Claim or such Covered Person otherwise consents in writing to such settlement, compromise or consent (such consent not to be unreasonably delayed, withheld or conditioned). The Company, Parent, the Surviving Corporation and the Covered Persons shall cooperate in the defense of any Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.
(e)    The covenants contained in this Section 5.09 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Covered Person, any other Person entitled to the benefit of this Section 5.09 and their respective heirs and representatives and shall not be deemed exclusive of any other rights to which such Persons are entitled, whether pursuant to Law, Contract or otherwise.

(f)    The obligations of the Surviving Corporation, Parent and the Company under this Section 5.09 shall not be terminated or modified after the Effective Time in a manner so as to adversely affect any Covered Person or any other Person entitled to the benefit of this Section 5.09 without the prior written consent of the affected Covered Person or affected Person.
(g)    If the Surviving Corporation or any of its successors or assigns consolidates with or merges into any other Person and is not the continuing or surviving Person of such consolidation or merger, or transfers all or substantially all of its properties or assets to any other Person or engages in any similar transaction, then in each case to the extent the obligations set forth in this Section 5.09 are not otherwise transferred and assumed by such successors and assigns by operation of law or otherwise, Parent will cause the Surviving Corporation to, as a condition precedent to any such transaction, cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section 5.09.
Section 5.10    Certain Litigation. The Company shall promptly advise Parent orally and in writing by email of any Action brought by any shareholder of the Company or by any other Person against the Company or any of its directors or officers relating to this Agreement or the transactions contemplated by this Agreement and shall keep Parent reasonably informed regarding any such litigation. The Company shall give Parent the reasonable opportunity to participate in, subject to a customary joint defense agreement, the defense or settlement of any such litigation, shall give due consideration to Parent’s advice in good faith with respect to such litigation, and shall not settle or compromise any such Action without the prior written consent of Parent. Parent shall as soon as reasonably practicable advise the Company in writing by email of any Action brought by any Person against Parent or its respective directors or officers relating to this Agreement or the transactions contemplated by this Agreement and shall keep the Company reasonably informed regarding any such litigation.
Section 5.11    Merger Sub Shareholder Approval. Immediately following the execution of this Agreement by the Parties, Parent, in its capacity as the sole shareholder of Merger Sub, will approve this Agreement, and as soon as reasonably practicable thereafter shall deliver to the Company evidence of its vote or action by written consent effecting such approval.
Section 5.12    Rule 16b-3. Prior to the Effective Time, the Company shall take such steps as may be required to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Section 5.13    Financing.
(a)    Each of Parent and Merger Sub shall, and shall cause each of its controlled Affiliates to, use its reasonable best efforts to obtain the Financing on the terms and conditions contained in the Financing Commitments (reflecting flex provisions to the extent exercised) as promptly as possible but in any event at or prior to the time that the Closing is required to occur pursuant to the terms of this Agreement, including using its reasonable best efforts to (i) comply with its obligations under the Financing Commitments, (ii) negotiate and enter into definitive agreements with respect to the Financing Commitments on terms and conditions (reflecting flex provisions to the extent exercised) not materially less favorable to Parent and Merger Sub (taken as a whole) than those contained in the Financing Commitments, (iii) satisfy on a timely basis all conditions applicable to Parent and Merger Sub contained in the Financing Commitments (including definitive agreements related thereto), including the payment of any commitment, engagement or placement fees required as a condition to the Financing, and (iv) consummate the Financing at or prior to the time upon which Closing is required to occur pursuant to the terms of this Agreement (it being understood that it is not a condition to Closing under this Agreement, nor to the consummation of the Merger, for Parent or Merger Sub to obtain the Financing or any alternative financing). Each of Parent and Merger Sub shall, and shall cause each of its Affiliates to, take all actions reasonably necessary to (i) maintain in effect each Financing Commitment (it being understood that the Financing Commitments may be replaced or amended as provided below) and (ii) enforce all of its rights under each Financing Commitment (or any definitive agreements relating thereto). Parent shall keep the Company reasonably informed of the status of its efforts to arrange the Financing (including providing the Company with copies of material draft and definitive agreements and other material documents related to the Financing). Parent and Merger Sub shall give the Company notice as promptly as reasonably practicable (x) of any material breach or default by any party to any of the Financing Commitments or definitive agreements related to the Financing of which Parent or Merger Sub becomes aware, (y) of the receipt of any (A) written notice or (B) other communication, in each case from any Person with respect to (1) any actual or potential material breach, default, termination or repudiation by any party to any of the Financing Commitments or definitive agreements related to the Financing of any provisions of any Financing Commitment or definitive agreements related to the Financing or (2) material dispute or disagreement between or among the parties to any of the Financing Commitments or definitive agreements related to the Financing with respect to the obligation to fund the Financing or the amount of the Financing to be funded at the Closing, and (z) if at any time for any reason Parent or Merger Sub believes in good faith that it will not be able to obtain all or any portion of the Financing on the terms and conditions, in the manner or from the sources contemplated by any of the Financing Commitments or definitive agreements related the Financing at or prior to the time that the Closing is required to occur pursuant to the terms hereof. As soon as reasonably practicable and in any event within two (2) Business Days, Parent and Merger Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (x), (y) or (z) of the immediately preceding sentence.
(b)    Parent shall not, and shall not permit Merger Sub to, without the prior written consent of the Company (which shall not be unreasonably withheld), amend, modify or supplement, or grant any waiver of any provision or remedy under, any Financing Commitment (including definitive agreements related thereto), the effect of which (i) reduces (or could have the effect of reducing) the amount of aggregate cash proceeds available from the Financing (including by increasing the amount of fees to be paid or original issue discount other than as a result of the exercise of any related “market flex” provisions set forth in a fee letter) such that the aggregate funds that would be available to Parent on the Closing Date, together with other immediately available financial resources of Parent, would not be sufficient to pay the Merger Consideration, (ii) imposes, or could reasonably be expected to impose, new or additional conditions or contingencies to the receipt of the Financing or otherwise expands, amends or modifies any other material provision of any

Financing Commitment, (iii) could reasonably be expected to delay, prevent or adversely impact, or, individually or in the aggregate, could reasonably be expected to have the effect of delaying, preventing or adversely impacting, in each case, the funding of the Financing (or satisfaction of the conditions to the Financing) at the time that the Closing is required to occur pursuant to the terms hereof, (iv) could reasonably be expected to prevent or adversely impact or delay, or, individually or in the aggregate, could reasonably be expected to have the effect of preventing, adversely impacting, or delaying, in each case, in any material respect the ability of Parent to timely consummate the transactions contemplated by this Agreement on the date upon which Closing is required to occur pursuant to the terms hereof, or (v) adversely affect the ability of Parent or Merger Sub to enforce their rights against other parties to the Debt Commitment Letter or the definitive agreements relating to the Financing as so amended, replaced, supplemented or otherwise modified, relative to the ability of Parent and Merger Sub to enforce their rights against the other parties to the Debt Commitment Letter as in effect on the date hereof; provided, however, that, notwithstanding the foregoing, Parent may modify, supplement or amend the Financing Commitments to (x) add lenders, lead arrangers, bookrunners, syndication agents, other agents or similar entities that have not executed the Financing Commitments as of the date hereof, (y) to increase the amount of funds available thereunder or (z) amend or modify the Financing Commitments to implement any flex provisions set forth in the Fee Letter as in effect as of the date hereof, and Parent or Merger Sub shall promptly deliver to the Company copies of any amendment, modification, supplement or restatement. In the event all conditions applicable to a Financing Commitment have been satisfied (other than consummation of the Merger), Parent shall use its reasonable best efforts to cause the Lenders to fund the Financing required to consummate the transactions contemplated by this Agreement as soon as reasonably practicable. Parent shall not terminate the Debt Commitment Letter or any definitive agreement relating to the Financing. In the event that any portion of the Financing becomes unavailable and such portion is not otherwise available under the Debt Financing, as applicable, Parent shall notify the Company and use its reasonable best efforts to arrange alternative financing from the same or other sources of financing on terms and conditions (including the economic terms, covenants, flex provisions and funding conditions) not materially less favorable to Parent and Merger Sub, taken as a whole, than those contained in the Financing Commitments as of the date hereof (taking into account the flex provisions) (the “Alternate Terms and Conditions”), in an amount equal to or greater than the Merger Amounts. For the purposes of this Agreement, (i) the terms “Debt Commitment Letter” and “Financing Commitments” shall be deemed to include any commitment letter (or similar agreement) with respect to any alternative financing arranged in compliance with this Agreement (and any Debt Commitment Letter remaining in effect at the time in question) and (ii) the terms “Debt Financing” and “Financing” will be deemed to include any such alternative financing arrangements arranged in compliance with this Agreement.
(c)    The Company shall, and shall cause the Company Subsidiaries to, and shall use reasonable best efforts to cause their respective Representatives to, at Parent’s sole cost and expense, use its reasonable best efforts to provide all reasonable cooperation requested by Parent or Merger Sub in connection with the Financing (which, for purposes of this Section 5.13(c) shall include any alternative financing arranged in compliance with this Agreement), including:
(i)    participating in, and use reasonable best efforts to cause the Company’s management team, with appropriate seniority and expertise, including senior officers, to participate in a reasonable and customary number of lender presentations, conference calls, drafting sessions, due diligence sessions and sessions with rating agencies in connection with the Financing on reasonable advance notice and at mutually agreeable times and places;
(ii)    (x) assisting with the preparation of appropriate and customary materials for rating agency presentations, bank information memoranda and other confidential information memoranda, business projections and other marketing documents customarily required or reasonably requested by the Financing Sources in connection with the Financing and (y) executing and delivering customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders (including customary 10b-5 and material non-public information representations);
(iii)    furnishing no later than three (3) Business Days prior to the Closing Date all documentation and other information that is reasonably requested no later than ten (10) days prior to the Closing Date that is required by regulatory authorities in connection with applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, relating to the Company and the Company Subsidiaries;
(iv)    assisting Parent in obtaining corporate, credit, facility and securities ratings from rating agencies;
(v)    facilitating the pledging of collateral effective no earlier than, and subject to the occurrence of, the Closing;
(vi)    cooperating reasonably with the Financing Sources’ due diligence, to the extent customary and reasonable and not unreasonably interfering with the business of the Company;
(vii)    using reasonable best efforts to ensure that any syndication efforts with respect to the Financing benefit from the existing lending and investment banking relationships of the Company;
(viii)    assisting in the preparation and negotiation of, and facilitating the execution and delivery of, one or more credit agreements, pledge and security documents and other definitive financing documents as may be reasonably requested by Parent or the Financing Sources (including customary officer’s and other closing certificates and back-up therefor), in each case effective no earlier than, and subject to the occurrence of, the Closing; and
(ix)    furnishing Parent and the Financing Sources, with (A) Required Financing Information and (B) such other pertinent and customary information regarding the Company and its Subsidiaries as Parent and the Financing Sources shall reasonably request to prepare a bank information memorandum as contemplated by the Debt Commitment Letter (the information described in this clause (B), “Bank Memorandum Information”); provided, that the Required Financing Information will not include, and nothing in this Agreement shall be deemed to require the Company to prepare, any pro forma financial statements or projections, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information.
(d)    The foregoing notwithstanding, neither the Company nor any of the Company Subsidiaries shall be required to take or permit the taking of any action pursuant to this Section 5.13 or Section 5.14 that: (i) would require the Company, any of the Company Subsidiaries or any Persons who are officers or directors of the Company or any of the Company Subsidiaries to pass resolutions or consents to approve or authorize the execution of the Financing or enter into, execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement (other than the authorization letter mentioned above), in each case, that would be effective prior to the Closing Date, (ii) cause any representation or warranty in this Agreement to be breached by the Company or any of the Company Subsidiaries, (iii) require the Company or any of the Company Subsidiaries to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with the Financing prior to the Closing or have any obligation of the Company or any of the Company Subsidiaries under any agreement, certificate, document or instrument be effective until the Closing, (iv) cause any director, officer or employee or stockholder of the Company or any of the Company Subsidiaries to incur any personal liability, (v) conflict with the organizational documents of the Company or the Company Subsidiaries or any Laws, (vi) reasonably be expected to result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Contract to which the Company or any of the Company Subsidiaries is a party, (vii) provide access to or disclose information that the Company or any of the Company Subsidiaries determines would jeopardize any attorney-client privilege of the Company or any of the Company Subsidiaries, (viii) prepare any financial statements or information that are not available to it and prepared in the ordinary course of its financial reporting practice or (ix) would unreasonably interfere with the conduct of the business of the Company and its Subsidiaries. Nothing contained in this Section 5.13, in Section 5.14 or otherwise shall require the Company or any of the Company Subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to the Financing. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company, any of the Company Subsidiaries or any of their respective Representatives in connection with any actions taken in connection with the Financing or otherwise pursuant to this Section 5.13 or Section 5.14 and shall indemnify and hold harmless the Company and the Company Subsidiaries and their respective Representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Financing, any action taken by them in connection therewith, any action taken pursuant to this Section 5.13 or Section 5.14 and any information used in connection with the foregoing (other than information provided in writing by the Company or the Company Subsidiaries specifically in connection with its obligations pursuant to this Section 5.13).
The Company and its Representatives shall be given a reasonable opportunity to review and comment on any materials that are to be presented during any meetings conducted in connection with the Financing, and Parent shall give due consideration to any such comments proposed by the Company and its Representatives. The Company hereby consents to the reasonable use of its and the Company Subsidiaries’ logos in connection with the Financing; provided, that such logos are used in compliance with any Contracts applicable to them and solely in a manner that does not, is not intended to, and is not reasonably likely to, harm or disparage the Company or any of the Company Subsidiaries or the reputation or goodwill of the Company, the Company Subsidiaries and its or their respective marks.
Section 5.14    Cooperation as to Certain Indebtedness. The Company shall deliver all notices (which notices may be subject to the consummation of the Merger) and take all other actions required to facilitate the termination of commitments in respect of the Credit Agreement, the repayment in full of all obligations in respect of Indebtedness for borrowed money outstanding thereunder and the release of guarantees in connection therewith on the Closing Date (such terminations, repayments and releases, the “Existing Credit Facility Termination”). In furtherance and not in limitation of the foregoing, the Company shall, use reasonable best efforts to deliver to Parent (A) at least ten (10) Business Days prior to the Closing Date a draft payoff letter and (B) on the Closing Date, an executed payoff letter with respect to the Credit Agreement (the “Payoff Letter”) in form and substance customary for transactions of this type, from the applicable agent on behalf of the Persons to whom the Indebtedness for borrowed money under the Credit Agreement is owed, which Payoff Letter shall, among other things, include the payoff amount and provide that any liens granted by the Company or any Company Subsidiaries in connection therewith, shall, upon the payment of the amount set forth in the applicable Payoff Letter at or prior to the Closing, be released and terminated. Notwithstanding the foregoing, in no event shall this Section 5.14 require the Company or any of the Company’s Subsidiaries to cause the Existing Credit Facility Termination unless (x) the Closing shall occur substantially concurrently and (y) Parent shall have (i) provided or caused to be provided to the Company funds in an amount sufficient to pay in full all Obligations (as defined in the Credit Agreement) under the Loan Documents (as defined in the Credit Agreement), other than indemnities and other contingent obligations not then due and payable and as to which no claim has been made, as of the anticipated Closing Date (and the daily accrual thereafter) and (ii) provided or caused to be provided to the Company funds in an amount sufficient to cash collateralize all L/C Exposure (as defined in the Credit Agreement) in accordance with the terms of the Credit Agreement or has made other arrangements satisfactory to Lenders (as defined in the Credit Agreement) and the Issuing Bank (as defined in the Credit Agreement). The Company shall, and shall cause each of the Company Subsidiaries to, upon written request from Parent, use commercially reasonable efforts to modify or amend (the “Notes Amendments”), with the consent of the holders of the Senior Unsecured Notes, the note purchase agreements governing the Senior Unsecured Notes to expressly permit conditional notices of redemption or prepayment with respect to any redemption or prepayment of any Senior Unsecured Notes in connection with the Closing (or to reduce the notice period required in connection with any such redemption or prepayment); it being understood that in no event shall this sentence require the Company or any of its Subsidiaries to incur any liability or pay any amounts (in each case, other than fees or expenses of legal counsel to the Company or other incidental expenses in connection with the Notes Amendments) or otherwise amend the terms of the Senior Unsecured Notes in a manner adverse to the Company or any of its Subsidiaries.  If the Notes Amendments are not obtained by August 1, 2019 (the “Notes Amendments Trigger Date”), then at the written request of Parent, the Company shall, pursuant to the terms of the applicable note purchase agreement, issue one or more notices of optional redemption or prepayment with respect to the Senior Unsecured Notes in a manner consistent with the note purchase agreements governing such Senior Unsecured Notes such that the Senior Unsecured Notes shall be repaid on or prior to the Closing Date (together with all interest, prepayment premiums or “make-

whole” amounts and other amounts due upon the repayment of the principal of such Senior Unsecured Notes) and take all other actions required by such note purchase agreements to cause the Senior Unsecured Notes to be repaid on or prior to the Closing Date (or, in each case, if such repayment on or prior to the Closing Date is not practicable given the timing of the Notes Amendments Trigger Date and the Company’s receipt of such written request of Parent relative to the timing of the Closing Date, then as soon as practicable after the Closing Date). Prior to the Closing Date, the Company shall use its request from the beneficiary thereof in accordance with the terms thereof an acknowledgment of termination (or similar document) with respect to the Completion Guaranty Agreement, dated as of January 15, 1999, between the Company and The Unified Government of Wyandotte County/Kansas City, Kansas.

Section 5.15    Takeover Statutes. In connection with and without limiting the foregoing, the Company and Parent shall (a) take all reasonable action necessary to ensure that no “fair price,” “business combination,” “control-share acquisition,” “affiliated transaction” or other state takeover statute or similar Law is or becomes applicable to this Agreement or the Merger or any of the other transactions contemplated hereby and (b) if any “fair price,” “business combination,” “control-share acquisition,” “affiliated transaction” or other state takeover statute or similar Law becomes applicable to this Agreement or the Merger or any of the other transactions contemplated hereby, take all reasonable action necessary to ensure that such transactions may be consummated as promptly as practicable on the terms required by, or provided for, in this Agreement and otherwise to minimize the effect of such Law on the Merger and the other transactions contemplated by this Agreement.
Section 5.16    Stock Exchange Delisting. Prior to the Closing, the Company and Parent shall cooperate and use their respective reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary on its part under applicable Law and the rules and policies of Nasdaq to enable the delisting of the shares of Class A Common Stock from Nasdaq and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.
Section 5.17    Commitments of Parent. Parent hereby agrees:
(a)    to take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement; and
(b)    that it shall not, and shall cause its Affiliates not to, (x) acquire any asset, property, business or Person (by way of merger, consolidation, share exchange, investment, other business combination, asset, stock or equity purchase, or otherwise), or (y) fail to enforce, or amend or waive, any provision of the Rollover Letter Agreement with respect to any other party thereto, if, in the case of either clause (x) or (y) of this Section 5.17(b), doing so could reasonably be expected to prevent or materially impair the ability of the Parties to consummate the Merger on or prior to the Outside Date.
Section 5.18    Voting Matters.

(a)    Parent hereby agrees that it shall cause each Rollover Shareholder to vote (in person or by valid proxy) all shares of Company Common Stock beneficially owned by such Rollover Shareholder in favor of the approval of this Agreement at the Company Shareholders’ Meeting and at any permitted adjournment thereof, provided that such agreement to vote in favor of the approval of this Agreement shall terminate, and the Rollover Shareholders will have no obligation with respect thereto, in the event that the Company Board, upon the recommendation or with the express consent of the Special Committee, makes an Adverse Company Recommendation, whether or not such Adverse Company Recommendation was permitted pursuant to the terms of this Agreement.
(b)     The Company agrees and acknowledges that each Rollover Shareholder retains at all times its right to vote the shares of Company Common Stock beneficially owned by such Rollover Shareholder in its sole discretion and without any other limitation on all matters presented to the Company shareholders, other than those expressly set forth in Section 5.18(a).
Section 5.19    FCC Approvals. Prior to the Closing, and to the extent applicable, each of the Company and Parent shall cooperate and use their respective reasonable best efforts to (i) take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary on its part to make, and cause the FCC to approve, the FCC Applications (including by action duly taken by the FCC's staff pursuant to delegated authority) (the “FCC Approvals”) and (ii) procure that no FCC Approval, once obtained, shall be withdrawn, reversed, stayed, enjoined, annulled, terminated or otherwise suspended prior to the Effective Time; provided, however, that the foregoing shall not be deemed to require the Company or Parent to have obtained a Final Order with respect to any FCC Approval prior to the Closing.
ARTICLE VI

CONDITIONS PRECEDENT
Section 6.01    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each Party to effect the Merger is subject to the satisfaction, or waiver in writing by each of the Company, Parent and Merger Sub, of each of the following conditions at or prior to the Closing:
(a)    No Injunctions or Restraints; Illegality. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order that is in effect and prohibits, renders illegal or permanently enjoins the consummation of the Merger.
(b)    Approval of Shareholders. The Required Shareholder Vote shall have been obtained in accordance with the FBCA and the articles of incorporation and bylaws of the Company at a duly called Company Shareholders’ Meeting.
(c)    Regulatory Approvals. Any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or early termination thereof shall have been granted.

Section 6.02    Conditions to the Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the satisfaction, or waiver in writing by the Company, of each of the following conditions at or prior to the Closing:
(a)    Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement (disregarding all qualifications and exceptions contained therein regarding materiality or any similar standard or qualification), shall be true and correct, except where the failure of any such representations or warranties to be so true and correct would not prevent or materially impair the ability of Parent or Merger Sub to perform its obligations under this Agreement or to consummate the Merger on or prior to the Outside Date, as of the date of this Agreement and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true, complete and correct as of such specific date).
(b)    Covenants. Each of Parent and Merger Sub shall have performed and complied in all material respects with all its agreements and covenants required by this Agreement to be performed or complied with by Parent or Merger Sub, as applicable, at or prior to the Closing Date.
(c)    Certificate. The Company shall have received a certificate of an executive officer of Parent, dated as of the Closing Date, certifying that the conditions specified in Section 6.02(a) and Section 6.02(b) have been satisfied.
Section 6.03    Conditions to the Obligation of Parent and Merger Sub to Effect the Merger. The obligation of Parent and Merger Sub to effect the Merger is further subject to the satisfaction, or waiver in writing by Parent and Merger Sub, of each of the following conditions at or prior to the Closing:
(a)    Representations and Warranties. (i) The representations and warranties of the Company contained in Section 3.01(a) and (d) (Organization and Qualification) and Section 3.08(b) (Absence of Certain Changes or Events) shall be true and correct in all respects, (ii) the representations and warranties of the Company contained in the first two sentences of Section 3.02(a) (capitalization) shall be true and correct except for any de minimis inaccuracies, (iii) the representations and warranties of the Company contained in the remainder of Section 3.02 (Capitalization), Section 3.04 (Authorization; Approval and Fairness), Section 3.05 (Opinion of the Special Committee Financial Advisor), Section 3.14 (Takeover Statutes) and Section 3.22 (Brokers and Other Advisors) shall be true and correct in all material respects and (iv) the representations and warranties of the Company contained in this Agreement other than those specified in the foregoing clauses (i), (ii) and (iii) (disregarding all qualifications and exceptions contained therein regarding materiality or a Material Adverse Effect or any similar standard or qualification), shall be true and correct, except where the failure of any such representations or warranties to be so true and correct would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect, in the case of each of clauses (i), (ii), (iii) and (iv), as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true, complete and correct as of such specific date).

(b)    Covenants. The Company shall have performed and complied in all material respects with all of its agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date.
(c)    Certificate. Parent and Merger Sub shall have received a certificate of an authorized executive officer of the Company, dated as of the Closing Date, certifying that the conditions specified in Section 6.03(a) and Section 6.03(b) have been satisfied.
(d)    Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect.
ARTICLE VII

TERMINATION
Section 7.01    Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Required Shareholder Vote, as authorized by the board of directors of the Company or Parent, as applicable, as follows:
(a)    By the mutual written consent of Parent, Merger Sub and the Company.
(b)    By either Parent or the Company, in each case by written notice to the other, if:
(i)    the Merger has not been consummated on or prior to February 22, 2020 (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 7.01(b)(i) shall not be available to any Party whose failure to perform any of its obligations under this Agreement has been the proximate cause of the failure of the Merger to be consummated by such time;
(ii)    a Governmental Entity of competent jurisdiction shall have issued a final, non-appealable injunction, Order, decree, Judgment or ruling, permanently enjoining or otherwise prohibiting consummation of the Merger; or
(iii)    the Required Shareholder Vote shall not have been obtained at the Company Shareholders’ Meeting or any adjournment thereof at which a final vote with respect to this Agreement has been taken; provided, at the time at which the Party seeking to terminate this Agreement seeks to exercise such termination right, such Party (and, in the case of Parent, Merger Sub) shall not be in material breach of its obligations under this Agreement (including, with respect to Parent, the obligations set forth in Section 5.18(a)).
(c)    By Parent upon written notice to the Company:
(i)    if (A) at any time prior to obtaining the Required Shareholder Vote, (x) the Company Board, upon the recommendation of the Special Committee, shall have effected an Adverse Company Recommendation, whether or not permitted hereby, or (y) the Company shall have materially breached any of its obligations under Section 5.04 or (B) the

Company shall fail to call or hold the Company Shareholders’ Meeting in accordance with Section 5.03; or
(ii)    provided that none of Parent or Merger Sub is then in material breach of any of its obligations under this Agreement, if (A) a breach of any representation or warranty or (B) a failure to perform any covenant or agreement, in either case, on the part of the Company set forth in this Agreement shall have occurred (except with respect to Section 5.03 and Section 5.04) that would cause the conditions set forth in Section 6.03(a) or Section 6.03(b), as applicable, to not be satisfied, and such breach or failure is incapable of being cured by the Outside Date or shall not have been cured by the earlier of (x) forty-five (45) days after written notice thereof shall have been received by the Company or (y) the Outside Date.
(d)    By the Company upon written notice to Parent,
(i)    if (A) Parent or Merger Sub fails to consummate the Merger by the date required by Section 2.03 due to a failure to receive the proceeds from the Debt Financing, (B) all of the conditions set forth in ARTICLE VI (other than those conditions that by their nature are to be satisfied at the Closing, each of which would be reasonably capable of being satisfied at the Closing) would be satisfied at the time of such termination if the Closing were to be held at the time of such termination and (C) the Company stood ready, willing and able to consummate the Merger on the date required by Section 2.03 at the time of such termination.
(ii)    provided that the Company is not then in material breach of any of its obligations under this Agreement, if (A) a breach of any representation or warranty or (B) failure to perform any covenant or agreement, in either case, on the part of Parent or Merger Sub set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.02(a) or Section 6.02(b), as applicable, to not be satisfied, and such breach or failure is incapable of being cured by the Outside Date or shall not have been cured by the earlier of (x) forty-five (45) days after written notice thereof shall have been received by the Company or (y) the Outside Date.
Section 7.02    Effect of Termination. If this Agreement is terminated as provided in Section 7.01, this Agreement will become null and void and of no further force or effect whatsoever without liability on the part of any Party hereto, and all rights and obligations of any Party hereto shall cease (except that the provisions of Section 5.06(b), this Section 7.02, Section 7.03 and ARTICLE VIII will survive any termination of this Agreement). Notwithstanding the foregoing, and subject to Section 7.03, no Party shall be relieved or released from any liabilities or damages arising out of its knowing or intentional material breach of any covenants or agreements in this Agreement.
Section 7.03    Termination Fee; Expenses.
(a)    The Company will pay, or cause to be paid, to Parent an amount equal to $78,000,000 (the “Termination Fee”) if this Agreement is terminated:

(i)    (A) pursuant to Section 7.01(c)(i)(A)(x) (Adverse Company Recommendation) prior to the Company Shareholders’ Meeting, or any adjournment or postponement thereof, in either case, at which a final vote with respect to the Required Shareholder Vote was taken or (B) pursuant to Section 7.01(c)(i)(A)(y) (material breach of Non-Solicit) or Section 7.01(c)(i)(B) (failure to call Company Shareholders’ Meeting); or
(ii)    (A) pursuant to Section 7.01(b)(i), Section 7.01(b)(iii) (so long as Parent has complied with its obligations set forth in Section 5.18(a)) or Section 7.01(c)(ii), (B) at the time of such termination, an Acquisition Proposal or Inquiry has been made and (C) within 18 months after the date of such termination, the Company enters into a definitive agreement in respect of, or consummates, an Acquisition Proposal (whether in connection with the Acquisition Proposal or Inquiry referred to in clause (B) of this Section 7.03(a)(ii) or otherwise).
The Termination Fee, less the amount of any Parent Expenses previously paid to Parent pursuant to Section 7.03(c), if any, shall be paid by wire transfer of immediately available funds no later than (x) with respect to the foregoing clause (i), within three (3) Business Days after such termination or (y) with respect to the foregoing clause (ii), within three (3) Business Days after entering into such definitive agreement with respect to, or the consummation of, such Acquisition Proposal, in each case to an account designated by Parent. Parent shall have the right to assign the right to receive the Termination Fee and/or Parent Expenses to one or more Persons in its sole discretion; provided, that, for the avoidance of doubt, any such assignment shall not in any manner whatsoever affect the parties’ agreement set forth in this Section 7.03.
(b)    Parent will pay, or cause to be paid, to the Company an amount equal to $117,000,000 (the “Parent Termination Fee”) if this Agreement is terminated pursuant to Section 7.01(d)(i). The Parent Termination Fee shall be paid by wire transfer of immediately available funds no later than within three (3) Business Days after such termination to an account designated by the Company.

(c)    Except as otherwise specifically provided herein, each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby. Notwithstanding the foregoing, in the event this Agreement is terminated pursuant to Section 7.01(b)(iii) (so long as Parent has complied with its obligations set forth in Section 5.18(a)) or Section 7.01(c)(ii) (Company breach), then the Company shall, following receipt of an invoice therefor, no later than three (3) Business Days after the date of such termination, pay, or cause to be paid, to an account designated by Parent, all of Parent’s and Merger Sub’s reasonable out-of-pocket fees and expenses (including reasonable legal fees and expenses and expenses in connection with the Financing) actually incurred by Parent and Merger Sub on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement in an amount that shall in no event exceed $15,000,000 (the “Parent Expenses”); provided, that the existence of circumstances which could require the Termination Fee to become subsequently payable by the Company pursuant to Section 7.03(a) shall not relieve the Company of its obligations to pay the Parent Expenses pursuant to this Section 7.03(c); provided further that the payment by the Company of the Parent Expenses pursuant to this Section 7.03(c) shall not relieve the Company of any subsequent obligation to pay the Termination Fee pursuant to Section 7.03(a), except to the extent indicated in Section 7.03(a) (it being understood and agreed that any payment of the Termination Fee shall be net of, and not in addition to, any payment of the Parent Expenses).
(d)    The Company and Parent each acknowledges that the agreements contained in this Section 7.03 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and the Company would not enter into this Agreement; accordingly, if the Company or Parent, as applicable, fails to promptly pay any amount due pursuant to this Section 7.03 and, in order to obtain such payment, the Person entitled to such payment commences a suit that results in a Judgment against the owing party for the amounts set forth in this Section 7.03 (or a portion of any such fees or expenses), the owing party shall pay the Person entitled to such payment its costs and expenses (including reasonable legal fees and expenses) in connection with such suit, together with interest on the amount of the fee at the prime rate published in the Money Rates section of The Wall Street Journal in effect on the date such payment was required to be made. The Company and Parent each acknowledges that any amount payable pursuant to Section 7.03(a) or (b) does not constitute a penalty, but rather shall constitute liquidated damages in a reasonable amount that will compensate the applicable Party for the disposition of its rights under this Agreement in the circumstances in which such amounts are due and payable, which amounts would otherwise be impossible to calculate with precision.
(e)    Other than in connection with any knowing or intentional material breach by Parent or Merger Sub of any of their respective covenants or agreements in this Agreement (except as contemplated by Section 7.01(d)(i)), (i) the Company’s right to receive payment of the Parent Termination Fee from Parent pursuant to Section 7.03(b) shall be the Company’s sole and exclusive remedy against any Parent Related Party or any Financing Source for any damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated due to the proceeds from the Debt Financing not having been obtained, whether at law or equity, in contract, in tort or otherwise and (ii) upon payment of the Parent Termination Fee pursuant to the terms hereof, the Company shall have no further rights or claims against any Parent Related Party or any Financing Source under or arising out of this Agreement, whether at law or equity, in contract, in tort or otherwise.
ARTICLE VIII

MISCELLANEOUS
Section 8.01    Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered under this Agreement will survive the Effective Time, and none of Parent, Merger Sub and the Company, their respective Affiliates and any of the officers, directors, employees or shareholders of any of the foregoing, will have any liability whatsoever with respect to any such representation or warranty after such time. This Section 8.01 will not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.
Section 8.02    Amendment. This Agreement may be amended only by an agreement in writing executed by all of the Parties, subject to Section 8.04. After the approval of the adoption of this Agreement by the shareholders of the Company, no amendment requiring approval of the shareholders of the Company and Merger Sub under applicable Law shall be made without first obtaining such approval. Notwithstanding anything to the contrary contained herein, Sections 7.03(e), 8.05, 8.06(c), 8.12 and 8.13 as well as this Section 8.02 (and any other provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of the foregoing) may not be amended, modified or terminated in a manner that is material and adverse to any Financing Source without the prior written consent of the Financing Sources party to the Debt Commitment Letter and any purported amendment by any party hereto in a manner that does not comply with this Section 8.02 will be void.
Section 8.03    Waiver. At any time prior to the Effective Time, any of the Parties may:
(a)    extend the time for the performance of any of the obligations or other acts of any of the other Party or Parties, as the case may be; or
(b)    subject to Section 8.02, waive compliance with any of the agreements of the other Party or Parties, as the case may be, or fulfillment of any conditions (to the extent any such condition may be waived) to its own obligations under this Agreement.
Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such Party by a duly authorized officer. No failure or delay on the part of any Party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.
Section 8.04    Special Committee Approval. No amendment or waiver of any provision of this Agreement and no decision or determination shall be made, or action taken, by the Company or the Company Board under or with respect to this Agreement without first obtaining the approval of the Special Committee.
Section 8.05    Applicable Law; Jurisdiction; Service.
(a)    This Agreement, and any dispute, claim, legal action, suit, proceeding or controversy arising out of or relating hereto, shall be governed by, and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction); provided, however, that the laws of the State of Florida shall govern any matters pertaining to the internal corporate governance of the Company, including, the interpretation of the Company Board’s fiduciary duties to the shareholders of the Company in connection with this Agreement and the Merger. Notwithstanding anything herein to the contrary, the parties hereto agree that any dispute, claim, legal action, suit, proceeding or controversy involving or against a Financing Source arising out of or relating hereto, including but not limited to any dispute arising out of or relating in any way to the Financing or the Financing Commitments or the performance thereof or this Agreement, shall be governed by, and construed in accordance with, the Laws of the State of New York, without regard to conflict of law principles thereof, except as and to the extent set forth in the Financing Commitments.

(b)    Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the Delaware Court of Chancery (or, if (but only if) the Delaware Court of Chancery shall be unavailable, any other court of the State of Delaware or any federal court sitting in the State of Delaware), for the purpose of any action or proceeding arising out of or relating to this Agreement and each of the parties hereto hereby irrevocably agrees that all claims in respect to such action or proceeding may be heard and determined in any such court.
(c)    Each of the parties hereto (i) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself or its property, by personal delivery of copies of such process to such party at the addresses set forth in Section 8.07 and nothing in this Section 8.05 shall affect the right of any party to serve legal process in any other manner permitted by applicable law, (ii) consents to submit itself to the exclusive personal jurisdiction of the Delaware Court of Chancery, any other court of the State of Delaware and any federal court sitting in the State of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement and (iii) agrees that it will not attempt to deny or defeat in any manner such personal jurisdiction by motion or other request for leave from any such court. Each of the parties hereto agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.
(d)    Notwithstanding anything herein to the contrary, including Section 8.05(c), each of the parties hereto hereby irrevocably and unconditionally (i) submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York County, and any appellate court from any thereof, in any action brought against any Financing Source in connection with the Financing or the Financing Commitments, this Agreement or any of the transactions contemplated by this Agreement, or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action or proceeding shall be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court, (ii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding against any Financing Source arising out of or relating to the Financing or the Financing Commitments, this Agreement or any transaction contemplated by this Agreement in any New York State court or in any such Federal court, (iii) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court (iv) agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law and (v) agrees that the Financing Sources are express third-party beneficiaries of this Section 8.05(d). For clarity, in no event shall the provisions of this Section 8.05(d) apply to Parent, the Rollover Shareholders or any of their respective Affiliates, regardless of whether any such Person is a Financing Source thereof. Each of the parties hereto agrees that service of process, summons, notice or document by registered mail addressed to such party at the addresses set forth in Section 8.07 shall be effective service of process for any suit, action or proceeding brought in any such court.
(e)    EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON

CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF COMPANY, PARENT OR MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF OR IN ANY ACTION RELATING TO THE FINANCING OR INVOLVING ANY FINANCING SOURCE, INCLUDING IN ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY FINANCING SOURCE. EACH PARTY (A) MAKES THIS WAIVER VOLUNTARILY AND (B) ACKNOWLEDGES THAT SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 8.05.
Section 8.06    Specific Performance.
(a)    The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the courts specified in Section 8.05, this being in addition to any other remedy at law or in equity, and the Parties hereby waive any requirement for the posting of any bond or similar collateral in connection therewith. The Parties acknowledge and agree that each Party shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity. Each Party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (a) the other Party has an adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity.
(b)    Notwithstanding the foregoing or any other provision in this Agreement to the contrary, in no event shall the Company be entitled to enforce or seeks to enforce specifically Parent’s and Merger Sub’s obligations to consummate the Merger or to pay the Merger Consideration unless:
(i)    all of the conditions set forth in ARTICLE VI (other than those conditions that by their nature are to be satisfied at the Closing, each of which would be satisfied at the Closing) have been satisfied or waived;
(ii)    the Debt Financing has been funded or will be funded at the Closing; and
(iii)    the Company has confirmed in writing that it is ready, willing and able to consummate the Merger;
provided, however, that the Company shall be entitled to enforce or seek to enforce specifically all of Parent’s and Merger Sub’s obligations under this Agreement other than Parent’s and Merger Sub’s obligations to (x) consummate the Merger or (y) to pay the Merger Consideration, each of which may only be enforced if sub-clauses (i), (ii), and (iii) of this sentence shall have been satisfied in accordance with this Section 8.06.

(c)    Subject to the last sentence of Section 7.02, and notwithstanding anything else in this Agreement to the contrary, the maximum aggregate liability of Parent, Merger Sub and the Financing Sources, on the one hand, or the Company, on the other hand, for monetary damages or other monetary remedies in connection with this Agreement and the transactions contemplated hereby shall be limited to an amount equal to (in the case of Parent, Merger Sub and the Financing Sources) $117,000,000 or (in the case of the Company) $78,000,000 and in no event shall any (i) Company Related Party or Parent Related Party, as applicable, seek or obtain, nor shall they permit any of their respective Representatives or any other Persons on their respective behalf to seek or obtain, any monetary recovery or monetary award or any monetary damages of any kind against the Parent Related Parties, the Company Related Parties or the Financing Sources, respectively.
Section 8.07    Notices. All notices and other communications under this Agreement must be in writing and will be deemed to have been duly given or made as follows: (a) if delivered in person, on the day of such delivery; (b) if by facsimile, on the day on which such facsimile was sent; provided, that receipt is personally confirmed by telephone; (c) if by electronic mail, on the day on which such electronic mail was sent; (d) if by certified or registered mail (return receipt requested), on the fifth (5th) Business Day after the mailing thereof; or (e) if by reputable overnight delivery service, on the second (2nd) Business Day after the sending thereof:
If to the Company, to:
International Speedway Corporation
One Daytona Boulevard
Daytona Beach, Florida 32114
Attention:     Deputy General Counsel
Facsimile:    (386) 681-5793
Email:    bodom@iscmotorsports.com
with a copy (which shall not constitute notice) to:
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Attention: Edward D. Herlihy, Esq.
David E. Shapiro, Esq.
Facsimile:    (212) 403-2000
Email:     EDHerlihy@wlrk.com
DEShapiro@wlrk.com
If to Parent or Merger Sub, to:
NASCAR Holdings, Inc.
One Daytona Boulevard
Daytona Beach, Florida 32114
Attention: Chief Legal Officer

Facsimile:    386-947-6884
Email:     gcrotty@nascar.com
with copies (which shall not constitute notice) to:
Baker Botts L.L.P.
30 Rockefeller Plaza
New York, NY 10112
Attention: Jonathan Gordon
Facsimile:    212-259-2500
Email:    jonathan.gordon@bakerbotts.com
Section 8.08    Entire Agreement. This Agreement, the Company Disclosure Schedule, the Parent Disclosure Schedule and the Rollover Letter Agreement contain the entire understanding of the Parties with respect to the subject matter hereof, and supersede and cancel all prior agreements, negotiations, correspondence, undertakings and communications of the Parties, oral or written, respecting such subject matter.
Section 8.09    No Other Representations or Warranties.
(a)    Except for the representations and warranties contained in ARTICLE IV, the Company acknowledges that (i) neither Parent, Merger Sub nor any other Person acting on behalf of any Parent or Merger Sub makes any express or implied representation or warranty to the Company and (ii) neither Parent, Merger Sub nor any other Person acting on behalf of Parent or Merger Sub will have or be subject to any liability to the Company or any of its Affiliates or their respective directors, officers or employees resulting from the distribution to the Company, or the Company’s use of, any information, documents, projections, forecasts or other material available or made available to the Company or its Representatives.
(b)    Except for the representations and warranties contained in ARTICLE III, each of Parent and Merger Sub acknowledges that (i) neither the Company nor any other Person acting on behalf of the Company makes any express or implied representation or warranty to Parent or Merger Sub and (ii) neither the Company nor any other Person acting on behalf of the Company will have or be subject to any liability to Parent, Merger Sub or any of their respective Affiliates or their respective directors, officers or employees resulting from the distribution to Parent or Merger Sub or Parent’s or Merger Sub’s use of, any information, documents, projections, forecasts or other material available or made available to Parent or Merger Sub or their respective Representatives.
Section 8.10    Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of the other Party or Parties, as the case may be; provided, however, that each of Parent or Merger Sub may assign its rights under this Agreement without such prior written consent to (i) any of its Affiliates (including, for the avoidance of doubt, by merger or conversion of Parent into a limited liability company under applicable Law) and (ii) from and after Closing, any lenders pursuant to terms of the Debt Financing for purposes of creating a security interest herein or otherwise assigning collateral in respect of the Debt Financing; provided, further, that any such assignment shall not relieve such Party of its obligations hereunder.
Section 8.11    Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed to be an original, but all of which will be considered one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile or e-mail shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes. Signatures of the Parties transmitted by facsimile or e-mail shall be deemed to be their original signatures for all purposes.
Section 8.12    No Third Party Beneficiaries. Except as provided in Section 5.09 with respect to Covered Persons, Section 7.03(e) with respect to the Parent Related Parties, Sections 7.03(e), 8.02, 8.05, 8.06(c), 8.13 and this Section 8.12 with respect to any Financing Sources, Section 8.06(c) with respect to the Company Related Parties and the Parent Related Parties, and Section 8.13 with respect to Non-Party Entities, nothing in this Agreement, express or implied, is intended to confer upon any Person not a party to this Agreement any rights or remedies under or by reason of this Agreement.
Section 8.13    Non-Recourse. The Company (i) agrees, both for itself and its shareholders and Affiliates, that except to the extent expressly set forth in any Debt Commitment Letter or any agreement effecting any Rollover Share Transfers, all claims or causes of action (whether in contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against Parent and Merger Sub, and no Person who is not a named party to this Agreement, including without limitation any past, present or future director, officer, employee, incorporator, member, manager, partner, equityholder, Affiliate, agent, attorney or representative of Parent, Merger Sub or Rollover Shareholder (other than Parent) (“Non-Party Entities”), shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of Parent or Merger Sub against its owners or Affiliates) for any obligations or Liabilities arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of this Agreement or its negotiation or execution, and the Company waives and releases all such Liabilities, claims and obligations against any such Non-Party Entities, (ii) waives any and all claims and causes of action against the Financing Sources relating to or arising out of this Agreement, the Debt Commitment Letters, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise and (iii) agrees not to commence any action or proceeding against any Financing Source in connection with this Agreement, the Debt Commitment Letters, the Debt Financing, the definitive financing agreements or in respect of any other document or theory of law or equity and agrees to cause any such action or proceeding asserted by any Person in connection with this Agreement, the Debt Commitment Letters, the Debt Financing, the definitive financing agreements or in respect of any other document or theory of law or equity against any Financing Source to be dismissed or otherwise terminated.. Non-Party Entities are expressly intended as third party beneficiaries of this provision of this Agreement.

Section 8.14    Severability; Enforcement. Any term or provision of this Agreement that is held invalid or unenforceable in any jurisdiction by a court of competent jurisdiction will, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or unenforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be held unenforceable by a court of competent jurisdiction, such provision shall be interpreted to be only so broad as is enforceable.
Section 8.15    Transfer Taxes. Except as otherwise set forth in Section 2.07(b)(vi)(B), the Company shall be exclusively responsible for any transfer or similar Taxes imposed with respect to, or as a result of, the Merger.
Section 8.16    Effect of Breach of Designated Individuals. Notwithstanding anything in this Agreement to the contrary, to the extent any knowing or intentional actions or omissions of any Designated Individual, or any actions or omissions of other individuals taken at the specific direction of any Designated Individual, would constitute a breach by the Company of a covenant or agreement contained in this Agreement for which the Company would otherwise have been responsible, such breach shall be disregarded for all purposes under this Agreement. Without limiting the foregoing, Parent and Merger Sub shall not have any right to rely on the failure of the condition set forth in Section 6.03(b) or terminate this Agreement under Section 7.01(c)(i) or Section 7.01(c)(ii)(B) or claim any damage or seek any other remedy at Law or in equity in connection with any actions or omissions of the Company or its Subsidiaries taken by or at the specific direction of any Designated Individual.
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IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first above written.

NASCAR HOLDINGS, INC.

By:     /s/ James C. France
Name: James C. France
Title: Chief Executive Officer

NOVA MERGER SUB, INC.

By:     /s/ James C. France
Name: James C. France
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

INTERNATIONAL SPEEDWAY CORPORATION

By:     /s/ John R. Saunders
Name: John R. Saunders
Title: President

[Signature Page to Agreement and Plan of Merger]